EXHIBIT 1
BELL CANADA ENTERPRISES
bce Q1
2006
FIRST QUARTER SHAREHOLDER REPORT
MAY 2, 2006

p. 2       THE QUARTER AT A GLANCE

The Quarter at a Glance
This section provides a summary of the key measures we use to assess our performance and how our results in Q1 2006 compare to our results in Q1 2005.
During the quarter, we announced a number of strategic initiatives to create incremental value for our shareholders, including the creation of the Bell Aliant Regional Communications Income Fund, our intention to recapitalize and launch a public offering of Telesat Canada (Telesat), and implementation of a Normal Course Issuer Bid (NCIB) to buy back approximately 5% of the company’s outstanding common shares. At the same time, we made progress on growing our business profitably by generating increased revenues from our growth services (comprised of wireless, video and high-speed Internet) despite escalating competitive pressures and by maintaining a sharp focus on cost control. Although local access line losses continued to increase in the quarter, they did so at a slower pace than anticipated due to the traction of our multiproduct household strategy and improvements in customer service, particularly in terms of higher first-call resolution, fewer missed commitments, as well as shorter wireline provisioning and repair times.
     In 2006, we are aiming to maintain Bell Canada’s EBITDA(1) margin stable, compared with full-year 2005, at roughly 42%. We successfully met this objective in the first quarter of 2006 as Bell Canada achieved an EBITDA margin of 42.6% by offsetting the impact of continuing legacy wireline erosion with operating expense management. As part of our cost reduction program known as Galileo, we are conducting a thorough review of our supplier relationships and procurement costs, as well as redesigning our end-to-end business processes to improve service and reduce the cost base of the company. Our cost reduction initiatives generated $125 million of savings in the quarter.
     Our operating segments also delivered results in line with our expectations for the first quarter.
     In our Residential segment, continued customer base expansion and higher average revenue per user (ARPU) from wireless, video and high-speed Internet customers contributed to positive revenue growth in the quarter. This more than offset the reduction in revenues resulting from ongoing erosion of our high-margin local wireline and long distance business, which contributed to the year-over-year decline in operating income. To counter the competitive pressure of cable telephony, we continued to focus on securing multiproduct households and retaining our highest-value customers in order to enhance customer loyalty and drive higher revenue per household.
     In our Business segment, revenue growth was driven by continued solid wireless results and sales of IP-based connectivity and information and communications technology (ICT) solutions to our Enterprise and small and medium-sized business (SMB) customers. Operating income was lower due mainly to higher net benefit plans cost and amortization expense, as well as the continuing shift in product mix from higher margin legacy services to lower-margin IP-based systems.
     In the Aliant segment, the positive impact on revenues from continued solid growth in wireless, Internet services, as well as IT product and other equipment sales, more than offset the declines in its wireline business resulting from the impacts of competition, technology substitution, and the limitations imposed by regulatory restrictions. Operating expense containment led to an improvement in operating margins.
     In the Other Bell Canada segment, operating income before restructuring and other items increased due to lower cost of goods sold, despite lower revenues brought about by the challenging market conditions in our wholesale business.
     Within the Other BCE segment, revenue growth at Bell Globemedia Inc. (Bell Globemedia) reflected increased advertising sales and higher subscription revenues. While strong television ratings and the end of the NHL hockey lockout favourably impacted revenue growth, higher programming and production costs adversely affected operating income in Q1 2006. Continued solid operating performance at Telesat was driven primarily by revenue growth at certain of its subsidiaries, increased consulting activity and higher overall broadcast revenues.
CUSTOMER CONNECTIONS

	Q1 2006	CONNECTIONS
	NET	MARCH 31,
(in thousands)	ACTIVATIONS	2006

NAS	(139)	12,442
High-Speed Internet	71	2,266
Wireless	59	5,500
Video	12	1,739

GROWTH IN END OF PERIOD CONNECTIONS
(% increase Q1’06 vs Q1’05)

(1)	EBITDA, operating income before restructuring and other items, net earnings before restructuring and other items and net gains on investments, and free cash flow do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and are therefore unlikely to be comparable to similar measures presented by other companies. For more details on these measures, including a reconciliation to the most comparable GAAP measure, please refer to the section entitled Non-GAAP Financial Measures contained in BCE Inc.’s 2006 First Quarter MD&A dated May 2, 2006.
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• Network Access Services (NAS) – NAS in service declined by 139,000 this quarter, compared with a loss of 55,000 in Q1 2005. In the past year, our customer base has decreased 3.2%, representing a higher rate of decline versus previous quarters. The higher number of local access line losses was due primarily to the competitive entry in 2005 of cable operators in our Québec and Ontario markets with low-priced cable telephony services. This decline was partly offset by the contribution of our Bell Digital Voice VoIP service and higher demand for access lines from Shaw Communications (Shaw) to implement VoIP services in Western Canada.
• High-Speed Internet – We added 71,000 net new high-speed Internet customers this quarter, down from 128,000 net activations in Q1 2005, increasing our end of period customer base to 2,266,000 or 17% year-over-year. Subscriber acquisition in the quarter was affected by competitors’ aggressive pricing and multi-product bundling practices. This was offset partly by higher net activations at Aliant.
• Wireless – We added 59,000 net new wireless subscribers this quarter, up from 37,000 net activations in Q1 2005, bringing our total cellular and PCS subscriber base as at the end of Q1 2006 to 5,500,000, which represents a 10.8% increase over the past twelve months. The increase in net activations for the quarter was due to a record number of first-quarter gross activations combined with a stable blended churn rate that remained unchanged year-over-year at 1.6%.
• Video – We activated 12,000 new video subscribers on a net basis in the quarter, down from 29,000 in Q1 2005. The decline was the direct result of a year-over-year decrease in gross activations and an increase in the churn rate from 0.8% to 0.9%, arising from fewer promotional offers in the market versus the previous year and vigorous price competition from the cable operators. Our video subscriber base has grown by 13.5% since the end of Q1 2005 to reach 1,739,000 as of March 31, 2006.
OPERATING REVENUES
OPERATING REVENUES (in $ millions)

We generated revenues of $4,734 million in Q1 2006, an increase of 2.2% compared with the same quarter in 2005, reflecting improved performance across most of our segments. Revenues at Bell Canada grew by 1.4%, driven primarily by Aliant where solid wireless and Internet results resulted in higher year-over-year revenues, and by our Business segment where continued wireless strength as well as increased ICT revenues mainly from acquisitions made in the past year generated improved top-line results. Our Residential segment realized a slight improvement in revenues from further growth of its video, wireless and Internet services, despite increased erosion of its legacy wireline business. The Other BCE segment also contributed to growth in overall revenues, increasing 10.3% year-over-year due to continued solid performance at Bell Globemedia and Telesat.
OPERATING INCOME AND EBITDA(1)
OPERATING INCOME AND EBITDA (in $ millions)

Operating income at BCE for the quarter was $907 million, down from $1,043 million in Q1 2005, due largely to $88 million of restructuring and other items associated with new restructuring initiatives for involuntary employee departures at Bell Canada, the relocation of employees and closing of real estate facilities related to a reduced workforce, and transaction costs related to the creation of the Bell Aliant Regional Communications Income Fund.
     Operating income before restructuring and other items(1) in Q1 2006 was $995 million, or $44 million lower than the same quarter in 2005. EBITDA remained unchanged year-over-year, due to the positive impact of various cost reduction initiatives at Bell Canada, higher overall revenues and lower cost of acquisition (COA) expense in our video unit as a result of a large number of customers choosing our set-top box

(1)	EBITDA, operating income before restructuring and other items, net earnings before restructuring and other items and net gains on investments, and free cash flow do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and are therefore unlikely to be comparable to similar measures presented by other companies. For more details on these measures, including a reconciliation to the most comparable GAAP measure, please refer to the section entitled Non-GAAP Financial Measures contained in BCE Inc.’s 2006 First Quarter MD&A dated May 2, 2006.
BCE INC. 2006 QUARTERLY REPORT

p. 4       THE QUARTER AT A GLANCE
(STB) rental program, which completely offset the impact from continued wireline erosion, higher wireless customer acquisition and retention costs and higher service improvement expenses. As a result, the decrease in operating income before restructuring and other items was entirely due to increased net benefit plans cost and higher amortization expense.
     Similarly, Bell Canada’s operating income in Q1 2006 was $850 million, or $132 million lower than the first three months of 2005, largely because of charges related to new restructuring initiatives for the involuntary departure of employees. Operating income before restructuring and other items was $937 million, or $40 million lower than Q1 2005 due to higher net benefit plans cost and amortization expense, offset partly by a slight year-over-year increase in EBITDA.
     EBITDA for BCE was flat year-over-year at $1,903 million in Q1 2006. This resulted from modest growth at Bell Canada and improved performance at Telesat, offset by lower EBITDA at Bell Globemedia mainly as a result of higher programming and production costs. At Bell Canada, EBITDA increased 0.2% to $1,818 million this quarter, due to improved performance at Aliant and our Other Bell Canada segment and offset by lower margins at our Residential and Business segments. Due to the combination of higher overall revenues and relatively stable EBITDA, EBITDA margin in the first quarter of 2006 was 40.2% at BCE and 42.6% at Bell Canada, down 0.9 and 0.5 percentage points, respectively, compared with Q1 2005.
     For 2006, our objective is to keep Bell Canada’s EBITDA margin stable year-over-year as we continue to transform the company into an IP-based growth services company. We remained on track towards meeting this objective as our EBITDA margin for Q1 2006 was higher than the 41.7% achieved in 2005. This was acomplished as a result of revenue growth and cost savings realized through our Galileo program in line with our expectations for Q1, which mitigated the impact of continued legacy wire-line erosion and other operating cost pressures.
NET EARNINGS / EARNINGS PER SHARE (EPS)
EPS

Net earnings applicable to common shares for Q1 2006 were $477 million or $0.52 per common share, which represents a slight increase to net earnings of $474 million, or $0.51 per common share for the same period last year. The year-over-year improvement can be attributed to stable EBITDA performance and the gain on sale of most of our interest in CGI Group Inc. (CGI) included in discontinued operations. Higher net benefit plans cost and increased restructuring and other items for charges associated with our new employee workforce reduction initiatives and the related relocation of employees and closing of real estate facilities, partly offset the positive impacts on net earnings. EPS before restructuring and other items and net gains on investments(1) decreased to $0.49 per common share in Q1 2006 from $0.51 per common share in the same quarter one year earlier.
CAPITAL EXPENDITURES
CAPITAL EXPENDITURES (in $ millions)

Capital expenditures for BCE were $593 million in Q1 2006, which was $131 million, or 18.1%, lower than the same quarter last year. As a percentage of revenues, capital expenditures decreased this quarter to 12.5% from 15.6% in Q1 2005. Similarly, Bell Canada’s capital expenditures decreased 19.2% to $538 million from $666 million for the same respective quarters. As a result, Bell Canada’s capital intensity in the quarter declined 3.2 percentage points, year-over-year,

(1)	EBITDA, operating income before restructuring and other items, net earnings before restructuring and other items and net gains on investments, and free cash flow do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and are therefore unlikely to be comparable to similar measures presented by other companies. For more details on these measures, including a reconciliation to the most comparable GAAP measure, please refer to the section entitled Non-GAAP Financial Measures contained in BCE Inc.’s 2006 First Quarter MD&A dated May 2, 2006.
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to 12.6% in Q1 2006. In line with our objective to transform into an IP-based growth services company, the majority of capital spending in the quarter was focused on key strategic priorities within the growth areas of our business. The year-over-year decreases in spending at both BCE and Bell Canada reflected reduced expenditures on IT infrastructure and systems to support both our Galileo-related cost reduction initiatives and customer contracts in the Business segment, the timing of spending associated with various strategic initiatives such as our fibre-to-the-node (FTTN) footprint expansion, the completion in the fourth quarter of 2005 of a next-generation broadband access network in Alberta (the Alberta Supernet), and the acquisition of wireless spectrum licences in the first quarter of 2005.
CASH FROM OPERATING ACTIVITIES AND FREE CASH FLOW(1)
CASH FROM OPERATING ACTIVITIES (in $ millions)

FREE CASH FLOW (in millions)

In Q1 2006, cash from operating activities was $940 million, an increase of 2.6% compared with $916 million in Q1 2005. Cash from operating activities was impacted positively by:
• an ongoing contribution from operations
• a decrease of $55 million in pension and other benefit plan payments, due mainly to Aliant’s contribution of $60 million in Q1 2005
• a decrease of $64 million in payments related to restructuring initiatives at Bell Canada and Aliant in Q1 2005
• a decrease of approximately $100 million in income taxes paid in Q1 2006 in comparison to Q1 2005 which related largely to the final instalment for 2004 made in early 2005.
This increase was offset mainly by:
• compensation payments of $67 million made to executives and other key employees further to the vesting of all restricted share units (RSUs) granted for a two-year performance period ending at the end of 2005 that was based on the achievement of specific operating objectives established at the outset of the program two years ago
• the timing of supplier payments.
Our free cash flow this quarter was negative $48 million, an improvement from negative $172 million in Q1 2005, due mainly due to:
• an increase of $24 million in cash from operating activities
• a decrease of $131 million in capital expenditures.
These items were offset in part by a $27 million increase in dividends paid to BCE Inc. common shareholders resulting from the $0.03 quarterly increase in dividend per common share implemented in 2005, as well as an $11 million increase in dividends paid by subsidiaries to non-controlling interests due mainly to the timing of Aliant’s Q4 2005 dividend payment to shareholders which occurred only in Q1 2006.

(1)	EBITDA, operating income before restructuring and other items, net earnings before restructuring and other items and net gains on investments, and free cash flow do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and are therefore unlikely to be comparable to similar measures presented by other companies. For more details on these measures, including a reconciliation to the most comparable GAAP measure, please refer to the section entitled Non-GAAP Financial Measures contained in BCE Inc.’s 2006 First Quarter MD&A dated May 2, 2006.
BCE INC. 2006 QUARTERLY REPORT

p. 6       MANAGEMENT’S DISCUSSION AND ANALYSIS

In this MD&A, we, us, our and BCE mean BCE Inc., its subsidiaries and joint ventures.
All amounts in this MD&A are in millions of Canadian dollars, except where otherwise noted.
Please refer to the unaudited consolidated financial statements for the first quarter of 2006 when reading this MD&A. We also encourage you to read BCE Inc.’s MD&A for the year ended December 31, 2005 dated March 1, 2006 (BCE 2005 MD&A).
You will find more information about BCE, including BCE Inc.’s annual information form for the year ended December 31, 2005 dated March 1, 2006 (BCE 2005 AIF) and recent financial reports, on BCE Inc.’s website at www.bce.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future.
Forward-looking statements may include words such as anticipate, assumption, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, seek, should, strive, target and will.
This management’s discussion and analysis of financial condition and results of operations (MD&A) comments on BCE’s operations, performance and financial condition for the three months (Q1) ended March 31, 2006 and 2005.
ABOUT FORWARD-LOOKING STATEMENTS
Securities laws encourage companies to disclose forward-looking information so that investors can get a better understanding of the company’s future prospects and make informed investment decisions.
     Unless otherwise mentioned in this MD&A, the outlooks provided in the BCE 2005 MD&A dated March 1, 2006 remain unchanged.
     This MD&A contains forward-looking statements about BCE’s objectives, plans, strategies, financial condition, results of operations, cash flows and businesses. These statements are forward-looking because they are based on our current expectations, estimates and assumptions about the markets we operate in, the Canadian economic environment and our ability to attract and retain customers and to manage network assets and operating costs. All such forward-looking statements are made pursuant to the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and of any applicable Canadian securities legislation, including the Securities Act of Ontario. It is important to know that:
• unless otherwise indicated, forward-looking statements in this MD&A describe our expectations at May 2, 2006
• our actual results could differ materially from what we expect if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, we cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements.
• except as otherwise indicated by BCE, forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on our business. Such statements do not, unless otherwise specified by BCE, reflect the impact of dispositions, sales of assets, monetizations, mergers, acquisitions, other business combinations or transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. The financial impact of these transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business.
• we disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.
A number of assumptions were made by BCE in making forward-looking statements in the BCE 2005 MD&A and in this MD&A, such as certain Canadian economic assumptions, market assumptions, operational and financial assumptions and assumptions about transactions. Certain factors that could cause results or events to differ materially from our current expectations include, among others, our ability to implement our strategies and plans, the intensity of competitive activity and the ability to achieve customer service improvement while reducing costs in accordance with our expectations. Assumptions made in the preparation of forward-looking statements and risks that could cause our actual results to differ materially from our current expectations are discussed throughout this MD&A and, in particular, in Assumptions Made in the Preparation of Forward-Looking Statements and Risks that Could Affect Our Business and Results.
ABOUT OUR BUSINESS
A detailed description of our products and services and our objectives and strategy is provided in the BCE 2005 MD&A.
STRATEGIC PRIORITIES
Our strategy is to deliver unrivalled integrated communication services to customers efficiently and cost effectively, and to take a leadership position in setting the standard in Internet Protocol (IP). We continue to build on three key pillars that support this strategy: Customer Experience, Bandwidth and Next-Generation Services. Taken together, these pillars will deliver simplicity to our customers and durable value creation for our shareholders. Advancing this strategy requires us to transform our cost structure and the way that we serve customers. These are the guiding principles behind Galileo.
     During the quarter, we made progress on each of our three key priorities and on transforming our cost structure consistent with our expectations.
1) Enhancing customer experience by providing superior products and service experiences that build loyalty
• At the end of Q1 2006, four million Residential customers were enjoying the benefits of a single bill for their wireline, Internet, video and wireless services, representing close to a five-fold increase over the past year. During the quarter, we began the process of
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p. 7
migrating Bell Mobility customers who already receive a single invoice for their other Bell Canada services to One Bill.
• We improved our first call resolution rate by 2.1 percentage points in our Residential segment since the beginning of the year.
• We reduced major outages of our high-speed Internet service by 48%, year-over-year, as a result of our DSL Hardening Program, which has improved the performance of the network as a result of new software upgrades and installation of new hardware.
• We delivered improved service commitments and service levels in the quarter by reducing the number of missed appointments for fixed wireline installations and repairs by 11 percentage points since the beginning of the year.
• Our Enterprise unit launched an online bill manager tool that provides self-serve capabilities for its business customers, enabling them to view, track and pay invoices online and to produce customized reports. As at the end of the quarter, 77% of Enterprise customers were registered for the service.
• During the quarter, we laid the groundwork for our Service Accreditation Program by training 15% of customer-facing employees in our Residential and Business segments on consistent service standards. Our objective is to train approximately 14,000 employees by the end of the year.
• Our multi-product household strategy continued to drive increased penetration of households subscribing to three or more products (a combination of local wireline, Internet, video and long distance services), reaching 23% of total households in our Ontario and Québec footprint at the end of Q1 2006, up from 16% one year earlier.
2) Deliver abundant and reliable bandwidth to enable next-generation services
• We continued our rollout of FTTN by deploying another 279 neighbourhood nodes in Q1 2006, raising the total number of nodes served to 2,327.
• In the quarter, we expanded the footprint of our EVDO wireless data network beyond the major urban centres of Toronto, Montréal, Vancouver, Calgary and Edmonton by launching commercial service in Québec City and Mont-Tremblant. Since the end of Q1 2006, network service has been deployed in Hamilton, Oakville and Ottawa with further footprint coverage expected in the Muskoka cottage region later in the second quarter. EVDO technology is the third generation (3G) of wireless networks delivering average data download speeds of 400 to 700 kilobits per second (Kbps) with peaks of up to 2.4 megabits (Mbps).
• During the quarter, we initiated a speed increase for our Basic high-speed service in Ontario from 512 kbps to 1 Mbps and for our High-Speed Edition service in both Ontario and Québec from 3 Mbps to 5 Mbps.
• Inukshuk Wireless Inc. (Inukshuk), a joint venture between Bell Canada and Rogers Communications, completed the initial phase of its new wireless broadband network that covers five million households representing 40% of the population in 20 urban centres across Canada. This next-generation IP wireless network, based on pre-WiMax standards, enables portable services allowing subscribers to access the Internet and other applications such as VoIP and video streaming.
3) Create next-generation services to drive profitable future growth
Revenues from growth services accounted for 47% of total revenues at Bell Canada by the end of Q1 2006, compared with 42% one year earlier.
Wireless
• Bell Mobility further enhanced its mobile television service (MobiTV) with the launch of an exclusive NHL hockey video clip service that features game action and packaged two-minute highlights and with the signing of content access agreements with MTV for video highlights and images and with CTV News and ROBTV for news and business reports.
• Bell Mobility also launched a number of new applications designed to drive data growth, including:
— Groove Client, an MP3 music download service
— Sendum VT100, an asset tracking device that uses a Web-based application to efficiently track and locate high-value assets.
Residential Segment
• Bell ExpressVu continued to build on its expansive retail offering of leading High Definition (HD) services, which includes sports, news and entertainment programs and pay-per-view packages. We were the first to add two newly licensed Canadian HD channels, Oasis HD and Treasure HD, bringing viewers two more channels of all-day HD specialty programming.
• Our Residential Internet service was enhanced by our acquisition of a majority interest in Puretracks Inc., a leading Canadian online digital music service, which strengthens our position in the category of online entertainment.
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p. 8       MANAGEMENT’S DISCUSSION AND ANALYSIS
• Sympatico, our Internet service provider to Residential and SMB customers, introduced a new nationwide wireless broadband service enabled through Inukshuk’s wireless network called Sympatico High-Speed Unplugged. This new service provides users with portable Internet access and offers comparable speeds to current consumer and small business offerings, while providing us with direct entry into the Western Canadian high-speed Internet market.
Business Segment
• In addition, our SMB unit completed the acquisition of PM Canada Inc., a software developer that provides information management solutions to the Canadian building supply industry, which helps to expand its suite of ICT services in the area of IT integrated solutions.
• We continued to make progress on moving our core traffic to a national IP multi-protocol label-switching network. At the end of the quarter, 78% of the migratable traffic on our core network was IP-based.
• The move to IP continued this quarter with 12 large Enterprise customers contracted to implement IP Virtual Private Networks (IP VPN), bringing the total number of Enterprise customers implementing IP VPN networks at the end of Q1 2006 to 155.
• Significant customer contracts secured in the quarter included deals with RBC Financial Group, the Department of National Defence and the Toronto Dominion Bank Financial Group.
• Our Enterprise unit also sold 316,000 IP-enabled lines on customer premises equipment by the end of the quarter, double the cumulative number sold one year earlier.
Transforming our cost structure
Overall, our various Galileo initiatives resulted in cost reductions of $125 million in the first quarter of 2006. These cost savings were realized primarily through process improvements from local business unit level initiatives and our supply chain transformation program.
     Cost reductions in the quarter from efficiency-related process improvements amounted to $70 million and were due primarily to:
• continued rollout of our initiative to reduce the number of invoices printed and mailed to Residential customers by consolidating all their Bell Canada services onto a single invoice (our One Bill program)
• improved scheduling of customer appointments and repair times, which increased our ability to fix customer problems right the first time (our ‘One and Done’ program)
• contact centre efficiencies and changes to certain processes at our in-bound call centres, resulting in lower call volumes
• automated workforce management (AWFM) initiatives
• workforce reductions resulting from ‘One and Done’, AWFM and other operational efficiencies achieved.
Supply transformation savings of $55 million in the quarter were realized from:
• increased controls over discretionary spending, resulting in reduced procurement costs and corporate expenses
• reduced spending on IT services
• lower-cost outsourcing of contact centre call volumes
• renegotiated supply contracts resulting in vendor rebates for wireless handsets, wireline data and voice equipment, and Internet portal services that we re-sell to our customers.
We also made further progress on our plan to reduce 3,000 to 4,000 positions in 2006. In the first quarter, we identified an additional 900 positions to be eliminated, bringing the total number of positions identified with respect to this workforce reduction program to 1,850. We expect that the majority of these cost savings will be realized beginning in the second quarter.
OTHER CORPORATE DEVELOPMENTS
Bell Aliant Regional Communications Income Fund
On March 7, 2006, BCE Inc. and Aliant announced their intention to create a new regional telecommunications service provider in the form of an income trust which would combine Bell Canada’s regional wireline operations with Aliant’s wireline operations. In addition, the new trust would own Bell Canada’s 63.4% interest in NorthernTel and Télébec held indirectly through Bell Nordiq Group Inc., an indirect wholly-owned subsidiary of Bell Canada. By combining these assets, we will create a new regional telecommunications service provider of significant scale and scope that brings a strong focus on customer service and regional needs. The new trust will be controlled by BCE and will remain integral to Bell Canada’s operations, ensuring that we retain control of core assets in the most capital efficient way. At the same time, in partial exchange for contribution of its regional wire-line operations to an entity controlled by the trust, Bell Canada will acquire Aliant’s wireless operations, as well as The DownEast Communications retail outlets.
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Non-GAAP Financial Measures
This section describes the non-GAAP financial measures we use in the MD&A to explain our financial results. It also provides reconciliations of the non-GAAP financial measures to the most comparable Canadian GAAP financial measures.
EBITDA
We define EBITDA (earnings before interest, taxes, depreciation and amortization) as operating revenues less operating expenses, meaning it represents operating income before amortization expense, net benefit plan cost, and restructuring and other items.
     Upon closing, BCE will hold a 73.5% indirect interest in the trust, which it expects to reduce to approximately 45% through a distribution of trust units by way of a return of capital to holders of BCE Inc. common shares. In conjunction with this, BCE Inc. will reduce its outstanding common shares by 75 million. At closing, Aliant’s minority shareholders will exchange their common shares for trust units, retaining a 26.5% interest in the new trust. Bell Nordiq Income Fund will continue to trade and operate independently. The transaction is expected to close as early as the third quarter of 2006 but only once all closing conditions are satisfied and all necessary approvals and consents are obtained.
     Subsequent to the end of the quarter, it was announced that Stephen Wetmore, currently Group President of Corporate Performance and National Markets at Bell Canada, will assume responsibility as President and CEO of the proposed new income trust effective July 31, 2006.
     For more information on the new trust, see BCE Inc.’s Notice of 2006 Annual and Special Shareholder Meeting and Management Proxy Circular.
Telesat
On February 1, 2006, we announced our intention to implement a recapitalization and launch a public offering of a minority stake of Telesat in the second half of 2006.
Normal Course Issuer Bid
BCE Inc. commenced a Normal Course Issuer Bid (NCIB) program on February 1, 2006 with the intention to purchase and cancel approximately 5% of its outstanding common shares over a twelve-month period. As at March 31, 2006, BCE Inc. had repurchased 21.1 million of its outstanding common shares for cancellation for a total cost of $587 million. To date, since the program began, BCE Inc. has repurchased a total of 29.1 million common shares, representing approximately 63% of the total common shares targeted for repurchase, for a total outlay of $809 million.
NON-GAAP FINANCIAL MEASURES
EBITDA
The term EBITDA does not have any standardized meaning according to Canadian generally accepted accounting principles (GAAP). It is therefore unlikely to be comparable to similar measures presented by other companies. EBITDA is presented on a consistent basis from period to period.
     We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of amortization expense, net benefit plans cost, and restructuring and other items. We exclude amortization expense and net benefit plans cost because they largely depend on the accounting methods and assumptions a company uses, as well as non-operating factors such as the historical cost of capital assets and the fund performance of a company’s pension plans. Excluding restructuring and other items does not imply they are necessarily non-recurring.
     EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common measurement to value companies in the telecommunications industry.
     The most comparable Canadian GAAP financial measure is operating income. The following tables are reconciliations of operating income to EBITDA on a consolidated basis for BCE and Bell Canada.

BCE	Q1 2006	Q1 2005

Operating income	907	1,043
Amortization expense	766	761
Net benefit plans cost	142	103
Restructuring and other items	88	(4)

EBITDA	1,903	1,903

BELL CANADA	Q1 2006	Q1 2005

Operating income	850	982
Amortization expense	739	732
Net benefit plans cost	142	106
Restructuring and other items	87	(5)

EBITDA	1,818	1,815

OPERATING INCOME BEFORE RESTRUCTURING AND OTHER ITEMS
The term operating income before restructuring and other items does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We use operating income before restructuring and other items, among other measures, to assess the operating performance of our ongoing businesses without the effects of restructuring and other items. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are necessarily non-recurring.
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p. 10       MANAGEMENT’S DISCUSSION AND ANALYSIS

Free Cash Flow
We define free cash flow as cash from operating activities after capital expenditures, total dividends and other investing activities.
     The most comparable Canadian GAAP financial measure is operating income. The following tables are reconciliations of operating income to operating income before restructuring and other items on a consolidated basis for BCE and Bell Canada.

BCE	Q1 2006	Q1 2005

Operating income	907	1,043
Restructuring and other items	88	(4)

Operating income before restructuring and other items	995	1,039

BELL CANADA	Q1 2006	Q1 2005

Operating income	850	982
Restructuring and other items	87	(5)

Operating income before restructuring and other items	937	977

NET EARNINGS BEFORE RESTRUCTURING AND OTHER ITEMS AND NET GAINS ON INVESTMENTS
The term net earnings before restructuring and other items and net gains on investments does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We use net earnings before restructuring and other items and net gains on investments, among other measures, to assess the operating performance of our ongoing businesses without the effects of after-tax restructuring and other items and net gains on investments. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are necessarily non-recurring.
     The most comparable Canadian GAAP financial measure is net earnings applicable to common shares. The following table is a reconciliation of net earnings applicable to common shares to net earnings before restructuring and other items and net gains on investments on a consolidated basis and per BCE Inc. common share.

	Q1 2006		Q1 2005
	TOTAL	PER SHARE	TOTAL	PER SHARE

Net earnings applicable to common shares	477	0.52	474	0.51
Restructuring and other items	58	0.06	(2)	—
Net gains on investments	(81)	(0.09)	—	—

Net earnings before restructuring and other items and net gains on investments	454	0.49	472	0.51

FREE CASH FLOW
The term free cash flow does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. Free cash flow is presented on a consistent basis from period to period.
     We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and reinvest in our company. We present free cash flow consistently from period to period, which allows us to compare our financial performance on a consistent basis.
     We believe that certain investors and analysts use free cash flow to value a business and its underlying assets.
     The most comparable Canadian GAAP financial measure is cash from operating activities. The following table is a reconciliation of cash from operating activities to free cash flow on a consolidated basis.

	Q1 2006	Q1 2005

Cash from operating activities	940	916
Capital expenditures	(593)	(724)
Total dividends paid	(387)	(349)
Other investing activities	(8)	(15)

Free cash flow	(48)	(172)

BCE INC. 2006 QUARTERLY REPORT

p. 11
Financial Results Analysis
This section provides detailed information and analysis about our performance in Q1 2006 compared with Q1 2005. It focuses on our consolidated operating results and provides financial information for each of our operating segments.
QUARTERLY FINANCIAL INFORMATION
The table below shows selected consolidated financial data for the eight most recently completed quarters. This information has been prepared on the same basis as the annual consolidated financial statements, but is unaudited.

	2006	2005				2004
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Operating revenues	4,734	4,986	4,732	4,757	4,630	4,769	4,556	4,577
EBITDA	1,903	1,858	1,864	1,972	1,903	1,794	1,901	1,920
Amortization expense	(766)	(791)	(786)	(776)	(761)	(787)	(754)	(757)
Net benefit plans cost	(142)	(65)	(108)	(104)	(103)	(67)	(61)	(65)
Restructuring and other items	(88)	(23)	(31)	(5)	4	(126)	(1,081)	(14)

Operating income	907	979	939	1,087	1,043	814	5	1,084
Earnings from continuing operations	413	418	448	570	479	354	90	529
Discontinued operations	81	12	11	11	12	11	10	42
Extraordinary gain	—	—	—	—	—	69	—	—

Net earnings	494	430	459	581	491	434	100	571
Net earnings applicable to common shares	477	413	441	563	474	417	82	554
Included in net earnings:
Net gains on investments
Continuing operations	1	—	—	28	1	64	325	—
Discontinued operations	80	—	—	—	(1)	(2)	(2)	31
Restructuring and other items	(58)	(16)	(21)	(3)	2	(62)	(725)	16

Net earnings per common share
Continuing operations — basic	0.43	0.43	0.46	0.60	0.50	0.37	0.08	0.55
Continuing operations — diluted	0.43	0.43	0.46	0.60	0.50	0.37	0.08	0.55
Net earnings — basic	0.52	0.44	0.48	0.61	0.51	0.45	0.09	0.60
Net earnings — diluted	0.52	0.44	0.48	0.61	0.51	0.45	0.09	0.60
Average number of common shares outstanding (millions)	920.5	927.3	927.0	926.6	926.2	925.3	924.6	924.3

FINANCIAL RESULTS ANALYSIS
CONSOLIDATED ANALYSIS

	Q1 2006	Q1 2005	% CHANGE

Operating revenues	4,734	4,630	2.2%
Operating expenses	(2,831)	(2,727)	(3.8%)

EBITDA	1,903	1,903	—
Amortization expense	(766)	(761)	(0.7%)
Net benefit plans cost	(142)	(103)	(37.9%)
Restructuring and other items	(88)	4	n.m.

Operating income	907	1,043	(13.0%)
Other income (expense)	(7)	8	n.m.
Interest expense	(251)	(245)	(2.4%)

Pre-tax earnings from continuing operations	649	806	(19.5%)
Income taxes	(183)	(264)	30.7%
Non-controlling interest	(53)	(63)	15.9%

Earnings from continuing operations	413	479	(13.8%)
Discontinued operations	81	12	n.m.

Net earnings	494	491	0.6%
Dividends on preferred shares	(17)	(17)	—

Net earnings applicable to common shares	477	474	0.6%

EPS	0.52	0.51	2.0%

n.m.: not meaningful
BCE INC. 2006 QUARTERLY REPORT

p. 12       MANAGEMENT’S DISCUSSION AND ANALYSIS
Operating Revenues
Our revenues increased to $4,734 million in Q1 2006, 2.2% higher than the same quarter last year, reflecting improved performance across most of our segments. Revenues at Bell Canada grew by 1.4%, driven primarily by Aliant where solid wireless and Internet results and stabilization of legacy wireline erosion resulted in higher year-over-year revenues, and by our Business segment where continued wireless strength, as well as increased ICT revenues mainly from acquisitions made in the past year, generated improved top-line results. Our Residential segment realized a slight improvement in revenues from growth of its video, wireless and Internet services, despite continued erosion of its legacy wireline business. Higher revenues at our Other BCE segment, fuelled by increased advertising sales and subscription revenues at Bell Globemedia and revenue growth at certain of Telesat’s subsidiaries combined with increased consulting activity and higher broadcast revenues, further contributed to growth in overall revenues. The year-over-year improvement in overall revenues was softened by a decrease at our Other Bell Canada segment, due primarily to our wholesale operations that were negatively affected by weaker long distance usage and lower data revenues.
     See Segmented Analysis for a discussion of operating revenues on a segmented basis, and Product Line Analysis for a discussion of operating revenues on a product line basis.
Operating Income
CONSOLIDATED OPERATING INCOME (in $ millions)

Operating income at BCE for the first quarter of 2006 was $907 million, down from $1,043 million in the same quarter last year. Bell Canada’s operating income also declined by a similar amount from $982 million to $850 million for the same respective periods. The year-over-year decreases were due largely to $88 million of restructuring and other items associated with new restructuring initiatives for involuntary employee departures at Bell Canada, the relocation of employees and closing of real estate facilities related to a reduced workforce and transaction costs related to the creation of the Bell Aliant Regional Communications Income Fund.
     Operating income before restructuring and other items in Q1 2006 was $995 million, or 4.2%, lower than the same quarter in 2005 at BCE, and was $937 million or 4.1% lower at Bell Canada. The decreases at both BCE and Bell Canada resulted primarily from:
• continued erosion of our high-margin residential NAS wireline customer base
• continued pressure on operating margins from the ongoing transformation of our product mix towards growth services
• higher wireless customer acquisition and retention costs
• higher operating expenses from acquisitions made over the past year primarily in our Business segment
• the impact of higher net benefit plans cost
• higher costs from our ongoing investment in service improvement and an increased volume of work orders for provisioning and service assurance.
These impacts were offset partly by:
• higher overall revenues
• reduced procurement costs and efficiency-related savings stemming from our Galileo initiatives
• lower salary expense from employee workforce reductions
• lower COA expense in our video unit due to the large number of customers choosing our STB rental program
• lower bad debt expense in wireless.
See Segmented Analysis for a discussion of operating income on a segmented basis.
EBITDA
EBITDA for BCE remained unchanged year-over-year at $1,903 million in Q1 2006. This resulted from modest growth at Bell Canada and improved performance at Telesat, offset by lower EBITDA at Bell Globemedia mainly as a result of higher programming and production costs. At Bell Canada, EBITDA was $1,818 million this quarter, representing a 0.2% increase over the previous year, due primarily to improvements at our Aliant and Other Bell Canada segments and offset mostly by lower margins at our Residential and Business segments.
BCE INC. 2006 QUARTERLY REPORT

p. 13
     EBITDA margin in the first quarter was 40.2% at BCE and 42.6% at Bell Canada, down 0.9 and 0.5 percentage points, respectively, compared with Q1 2005. The slight year-over-year declines reflected a number of operating cost pressures, which included higher operating costs in wireless from increased customer retention activity and improved year-over-year subscriber acquisition, continued erosion of high-margin legacy voice and data services in all our segments, higher operating expenses from corporate acquisitions, increased service improvement costs, as well as ongoing pressure on operating margins from the continuing transformation of our product mix towards growth services. The savings in operating costs achieved through various Galileo program initiatives largely offset the impact of these elements on EBITDA margin.
     Wireless EBITDA increased by 18.3% to $355 million in Q1 2006 from $300 million in Q1 2005, reflecting wireless revenue growth of 12.8%, reduced customer contact centre costs and lower bad debt expense. These factors contributed to wireless EBITDA margin of 43.0% for the quarter, representing a 1.6 percentage point improvement in margin compared with Q1 2005 when customer service issues related to our billing system conversion had a negative impact on our financial results. This year-over-year EBITDA margin improvement was offset partly by the cost of acquiring 17% more gross subscriber activations in Q1 2006, as well as by higher retention costs associated with customer lifecycle management initiatives such as handset upgrades.
     Wireless COA increased 5.6% to $394 per gross activation in Q1 2006 from $373 per gross activation for the same quarter in 2005. Despite a larger number of gross activations, higher COA was driven primarily by an increase in marketing spend as a result of our Olympic advertising campaign, as well as by an increase in handset subsidies on premium-priced handsets, higher upfront sales commissions and promotional incentives associated with the acquisition of higher average revenue per user (ARPU) and longer-term contract customers.
     Video EBITDA for Q1 2006 increased to $47 million from $4 million for the same quarter in 2005. The year-over-year improvement reflected solid revenue growth from the combined impact of a $5 increase in monthly ARPU and a 13.5% expansion of the customer base, significantly lower subscriber acquisition expense due to a large number of customers choosing our STB rental option and efficiency-related operating cost savings in programming and contact centres.
Amortization Expense
Amortization expense increased 0.7%, or $5 million, to $766 million in Q1 2006, compared with Q1 2005. This was a result of an increase in our capital asset base from higher investment in the growth areas of the business, as well as capital spending that continues to be higher than asset retirements.
Net Benefit Plans Cost
The net benefit plans cost increased 37.9%, or $39 million, to $142 million in Q1 2006, compared with Q1 2005. The increase resulted mainly from a reduction in the discount rate from 6.2% to 5.2%, which increased the accrued benefit obligation of our pension plans.
Restructuring and Other Items
We recorded restructuring charges and other items of $88 million in Q1 2006. These included:
• charges of $45 million related to new restructuring initiatives for the involuntary departure of approximately 900 employees
• charges of $13 million for relocating employees and closing real estate facilities that are no longer needed because of the reduction in the workforce from our restructuring initiatives
• transaction costs to date of $30 million related to the creation of the Bell Aliant Regional Communications Income Fund announced on March 7, 2006. These transaction costs related mainly to investment banking, professional and consulting fees. Additional costs are expected to be incurred up to the date of its launch.
Net Earnings and Earnings per Share (EPS)
Net earnings applicable to common shares for Q1 2006 were $477 million, or $0.52 per common share, which represents a slight increase compared with net earnings of $474 million, or $0.51 per common share for the same period last year. The year-over-year improvement can be attributed to stable EBITDA performance and the gain on sale of most of our interest in CGI included in discontinued operations. Higher net benefit plans cost and increased restructuring and other items for charges associated with our new employee workforce reduction initiatives and the related relocation of employees and closing of real estate facilities partly offset the positive impacts on net earnings.
BCE INC. 2006 QUARTERLY REPORT

p. 14       MANAGEMENT’S DISCUSSION AND ANALYSIS
SEGMENTED ANALYSIS
OPERATING REVENUES

OPERATING REVENUES	Q1 2006	Q1 2005	% CHANGE

Residential	1,869	1,856	0.7%
Business	1,509	1,478	2.1%
Aliant	545	524	4.0%
Other Bell Canada	474	479	(1.0%)
Inter-segment eliminations	(127)	(128)	0.8%

Bell Canada	4,270	4,209	1.4%
Other BCE	524	475	10.3%
Inter-segment eliminations	(60)	(54)	(11.1%)

Total operating revenues	4,734	4,630	2.2%

OPERATING INCOME	Q1 2006	Q1 2005	% CHANGE

Residential	503	526	(4.4%)
Business	205	240	(14.6%)
Aliant	94	87	8.0%
Other Bell Canada	48	129	(62.8%)

Bell Canada	850	982	(13.4%)
Other BCE	57	61	(6.6%)

Total operating income	907	1,043	(13.0%)

Residential Segment
RESIDENTIAL REVENUES (in $ millions)

Residential revenues this quarter increased 0.7% year-over-year to $1,869 million, compared with 2005. Video, wireless and data revenues contributed 3.0%, 2.5% and 1.1%, respectively, to overall Residential revenue growth in Q1 2006, offset largely by negative contributions of 2.9% from long distance, 2.6% from local and access services, and 0.4% from terminal sales and other revenues. The increase was the result of continued expansion of our wireless, video and high-speed Internet subscriber bases and an increase in video, wireless and high-speed Internet ARPUs, offset almost entirely by lower wireline (local and access and long distance) revenues brought about by an acceleration in NAS losses, continued wireless long distance and VoIP substitution, as well as ongoing aggressive price competition. Although overall Residential revenue growth slowed somewhat compared with previous quarters, this result was anticipated given increased competition from cable telephony, which adversely affected wireline revenues.
Wireline
Local and access revenues, which represents the largest proportion of our Residential segment revenues, declined this quarter compared with Q1 2005, due mainly to NAS erosion which resulted in lower basic service and related SmartTouch feature revenues, offset partly by an increase in wireline maintenance plan revenues reflecting price increases implemented in the third quarter of 2005. NAS decreased this quarter primarily as a result of losses to competitive local exchange carriers (CLECs) and cable operators, wireline to wireless substitution as well as to continued pressure from growth in high-speed Internet access which reduces the need for second telephone lines, while the impact from other non-facilities based VoIP providers was minimal. The rate of year-over-year NAS erosion increased in Q1 2006 as the major cable companies operating in our Ontario and Québec markets expanded their service footprint and intensified aggressive marketing of low-priced cable telephony offerings.
     Long distance revenues this quarter decreased year-over-year, reflecting lower average revenue per minute (ARPM), a lower volume of conversation minutes, and lower prepaid calling card sales. Lower ARPM reflected increased competition from non-traditional long distance providers, increased adoption of our new Block-of-Time (BOT) minute plans, the continued impact of our $5 Long Distance Bundle (which was discontinued in Q3 2005), and a lower volume of higher priced overseas minutes. Overall minutes also declined year-over-year, as usage gains stemming from our BOT and bundle products were more than offset by the impact from increased NAS erosion and losses of domestic and overseas minutes to alternative, non-traditional long distance service providers.
     (For further information about our wireline business, please see Local and access and Long distance within our Product Line Analysis.)
Wireless
Residential wireless revenues for the quarter increased year-over-year as a result of a higher average number of customers, a shift in the subscriber mix towards higher ARPU postpaid customers, the growing presence of higher than average ARPU prepaid customers since the launch of Solo Mobile and Virgin Mobile services, the positive impact from price increases in the third quarter of 2005 for certain services and features, and increased adoption of data and other value-added
BCE INC. 2006 QUARTERLY REPORT

p. 15
feature services. Wireless data revenues increased in the quarter, driven by the success of our 10-4 service and ‘Fuel Me’ bundles, MP3 download capabilities, new downloadable games, and increased usage from our exclusive video streaming coverage of the Winter Olympics.
     (For further information about our wireless business, please see Wireless within our Product Line Analysis.)
Data
Higher residential data revenues were driven by high-speed Internet subscriber base growth of 17% and higher ARPU resulting from the migration of customers to higher-speed, premium-priced products, the implementation of a $5 price increase in Q4 2005 on our Basic high-speed service for customers in Ontario, as well as a 7% increase in combined revenues from our Sympatico.MSN.ca web portal and other value-added services such as MSN Premium, Security Services and Home Networking. The portal currently averages approximately 17 million unique visitors per month, or 83% of online Canadians. The year-over-year improvement in residential data revenues was tempered by price decreases on our Basic and High-Speed Edition services in response to aggressive competition in our Québec market.
     (For further information about our data business, please see Data within our Product Line Analysis.)
Video
VIDEO REVENUES (in $ millions)

VIDEO SUBSCRIBERS (in thousands)

Our video revenues grew 25% this quarter to $277 million from $221 million last year, driven by year-over-year customer base growth of 13.5% and a $5 increase in monthly ARPU that reflected the impact from price increases implemented over the past year, and the success of our strategy to upsell customers to higher-priced programming packages.
     We activated 12,000 new net video subscribers, a decrease compared with the 29,000 net activations achieved in Q1 2005. Our total video customer base reached 1,739,000 at March 31, 2006, representing an increase of 13.5% compared with the previous year. Despite the continued popularity of our STB rental option, which accounted for more than 80% of new subscriber acquisitions, we experienced a decline in year-over-year net activations mainly as a result of fewer promotional offers in the market compared with the first quarter of 2005 and aggressive price competition from the cable operators, particularly in Québec. Higher year-over-year churn also contributed to weaker net activations in the first quarter of 2006. Our video churn rate increased by 0.1 percentage point to 0.9%, reflecting a challenging competitive environment which included the impact from cable operators’ strategy of bundling cable service with other products at discounted rates.
     Video ARPU increased to $53 per month in Q1 2006 from $48 per month in Q1 2005. The 10.4% improvement was the result of price increases implemented during 2005 and a shift in product mix towards higher-priced programming packages and higher pay-per-view revenues, offset partly by bundle and retention discounts. In 2005, we applied a $3 rate increase to our existing subscriber base and on October 1, 2005, we brought into effect $2 and $3 increases, respectively, on our basic and theme packages for all new customers. During Q1 2006, we implemented a $2 rate increase on our standard digital programming package for all existing customers without a contract.
Residential Operating Income
RESIDENTIAL OPERATING INCOME (in $ millions)

Our Residential segment reported operating income of $503 million this quarter, down 4.4% compared with the first quarter of 2005. This decrease was due to a higher rate of decline in our high-margin residential NAS wireline customer base, higher operating costs in wireless from increased customer retention activity, improved year-over-year subscriber acquisition and our Winter Olympics advertising campaign, as well as increased net benefit plans cost. These factors were largely offset by higher revenues, lower video COA expense due to the large number of customers choosing our rental program, lower contact centre costs driven by an improvement in the first-call resolution rate and outsourcing of call volumes, lower wireless bad debt expense, as well as other Galileo-related cost savings including further rollout of our One Bill initiative.
BCE INC. 2006 QUARTERLY REPORT

p. 16       MANAGEMENT’S DISCUSSION AND ANALYSIS
Business Segment
BUSINESS REVENUES (in $ millions)

Business segment revenues for the first quarter of 2006 increased 2.1% over the same quarter in 2005 to reach $1,509 million. Our SMB and Bell West units contributed 1.7% and 0.5% of the total growth in Business segment revenues, respectively, offset by a slight negative contribution of 0.1% from our Enterprise unit. From a product line perspective, increases in data and wireless revenues across all our Business segment units were offset partially by declines in long distance and local and access revenues at Enterprise and SMB, resulting from ongoing legacy erosion and pricing pressures as customers continue to migrate their voice and data traffic to our IP-based systems.
Enterprise
Enterprise revenues in Q1 2006 decreased slightly, compared with the first quarter of 2005, due primarily to further declines in long distance and local and access revenues brought about by continued erosion of our legacy voice and data business, the re-pricing of some of our existing wireline business necessitated by competitive market conditions and the ongoing migration of our customers’ voice and data traffic to IP-based systems. Higher wireless and data revenues partly offset the decrease in Enterprise revenues in the quarter.
     Data revenues increased in the quarter mainly as a result of double-digit growth in IP-based connectivity services and ICT solutions. However, the year-over-year rate of increase was lower compared to previous quarters due to timing of IT infrastructure sales particularly in the financial services sector, a decrease in systems and storage sales, as well as lower acquisitions-related revenues. Lower voice equipment sales, resulting in weaker terminal sales and other revenue, also contributed to the year-over-year decline in Enterprise revenues. ICT revenue growth is becoming more organic, as the impact from larger acquisitions made more than one year ago, including Infostream Technologies Inc. and Elix Inc., is now fully reflected in year-over-year revenue comparisons. ICT revenues grew by 14% in Q1 2006 compared with last year, mostly in the areas of security solutions, wireless data, and contact centre management, as a result of acquisitions, organic growth and new contract wins. During the quarter, we continued to broaden our ICT solutions product suite with the acquisition of the assets of Cinnabar Networks Inc., a highly-focused service company providing IT security solutions.
     Our Enterprise unit also secured a three-year standing offer with the Department of National Defence to be the exclusive supplier of telephone equipment and support services and signed a seven-year contract with Toronto-Dominion Bank Financial Group to implement and manage a fully outsourced IP-based contact centre solution for the bank that will support over 6,300 agents in 94 locations.
SMB
Our SMB unit contributed significantly to the financial performance of our Business segment in Q1 2006. Revenues generated from SMB customers increased this quarter as higher data and wireless revenues more than offset lower long distance, local and access and terminal sales and other revenues. Data revenue growth in the quarter was driven by acquisitions, which have enhanced our VCIO strategy in the past year, organic growth, and by an increase in the number of high-speed Internet access service connections. Despite intensifying competition, total VCIO revenues increased 37%, year-over-year, due mainly to cross-selling opportunities with companies acquired in the past year, as well as higher VAS and gateway equipment sales. Long distance revenues continued to decrease, largely as a result of a lower overall volume of minutes, ongoing competitive pricing pressures and a weakening of our pay-phone business brought about by increasing wireless and Internet substitution. Although local and access revenues also decreased due to our declining pay-phone business and market share gains by alternative telephony providers, the rate of decline slowed this quarter compared with the past several quarters because of stabilization in local line losses from improved customer retention and the favourable impact of recent price increases for basic local fixed-line access. Lower revenues in the product line item terminal sales and other can be attributed primarily to the sale of our U.S. conferencing solutions operations in the fourth quarter of 2005.
Bell West
Bell West continued to grow its business in the first quarter as revenues in most product categories increased, due primarily to the launch of services from the Alberta SuperNet (a next-generation broadband access network) following service acceptance by the Government of Alberta in the fourth quarter of 2005, higher wholesale service revenues stemming from higher demand for local access lines to support Shaw Communications’ Digital Phone service, as well as continued growth in our Enterprise and SMB customer bases. In Q1 2006, demand for wholesale NAS from Shaw Communications increased 37% compared with the previous quarter.
BCE INC. 2006 QUARTERLY REPORT

p. 17
Business Operating Income
BUSINESS OPERATING INCOME (in $ millions)

Business segment operating income for the first quarter of 2006 decreased 14.6% to $205 million, due mainly to higher net benefits plans cost and amortization expense, as well as to the ongoing shift of voice and data traffic to lower-margin IP-based growth services and the loss of higher-margin legacy voice and data business due to competitive pricing pressures. These negative impacts were partially offset by a year-over-year increase in revenues and efficiency-related cost reductions from our Galileo initiatives.
     In our Enterprise unit, operating income decreased in Q1 2006, reflecting lower revenues due mainly to re-pricing pressure brought about by the competitive environment, margin erosion from the shift in product mix towards IP-based services, higher selling costs, as well as higher net benefits plans cost.
     Our SMB unit generated higher operating income in the first quarter of 2006, driven by year-over-year revenue growth, cost savings from realignment of the sales force and lower amortization expense, which was partly offset by higher operating expenses stemming from recent business acquisitions and an increase in net benefit plans cost. Galileo-related cost savings realized during the quarter completely offset margin erosion related to the shift from legacy voice and data services to VCIO revenues.
     Bell West recorded lower operating income in the first quarter of 2006, due primarily to higher amortization expense, offset partially by improved gross margins from positive revenue growth and cost containment initiatives.
Aliant
ALIANT REVENUES (in $ millions)

Aliant segment revenues were $545 million in the first quarter, reflecting an increase of $21 million or 4.0% compared with the same period last year. Continued solid growth in wireless and Internet services, as well as an increase in terminal sales and other revenue, offset declines in other areas of the business due to the impacts of competition, wireless and Internet substitution, and regulatory restrictions.
     Aliant’s wireless revenue increased in the first quarter, driven by a 12.9% year-over-year increase in its wireless customer base and higher ARPU. Gross wireless activations were up 13.5%, while churn improved to approximately 1.1% per month, reflecting Aliant’s expanded service area coverage and digital wireless network, an enhanced dealer network that improved market penetration, broader product selection, the positive response to value packages and business bundles, as well as the increased number of customers on longer-term contracts. In addition, ARPU improved in the quarter, due to an increase in average minutes of use, higher data usage driven by the popularity of text messaging, Web browsing, an increased number of Blackberry customers and premium content downloads, as well as a higher penetration rate of value-added services.
     Data revenues increased in the first quarter as higher Internet revenues were offset slightly by other data revenue declines from the continued rationalization of circuit networks by customers. The growth in Internet revenues was attributable to year-over-year subscriber growth of 8.3%, reflecting 40% growth in Aliant’s high-speed Internet customer base. The expansion of the subscriber base reflected the extension of high-speed Internet service into new areas, the migration of dial-up customers to higher-speed products, successful marketing programs and increased bundling of Internet service with other products.
     Long distance revenues declined in the first quarter, due mainly to the impact from lower per-minute pricing for residential customers, despite the resulting increase in minutes of use as the adoption rate of value packages with unlimited long distance plans increased. ARPM for business customers decreased, reflecting both lower per-minute pricing and reduced minutes of use due to competitive pricing pressures and increased use of contact centre management tools (such as integrated voice response systems) that reduce the duration of calls.
     Local and access revenues also decreased on a year-over-year basis in the quarter. This resulted mainly from a 1.6% decline in the NAS customer base since the end of the first quarter of 2005, reflecting continued losses to the competition, wireline to wireless substitution, continued pressure from growth in high-speed Internet access that reduces the need for second telephone lines, as well as the limitations created from the Canadian Radio-television and Telecommunications Commission’s (CRTC) restrictions on bundling and winback promotions.
     Terminal sales and other revenues increased in the first quarter, due mainly to higher IT product and equipment sales.
BCE INC. 2006 QUARTERLY REPORT

p. 18       MANAGEMENT’S DISCUSSION AND ANALYSIS
Aliant Operating Income
ALIANT OPERATING INCOME (in $ millions)

Operating income at Aliant in the first quarter of 2006 was $94 million or 8.0% higher, compared with the same period last year. Despite higher expenses related to improved product sales, contractual wage increases and higher wireless and Internet subscriber acquisition required in order to drive revenue growth, overall margins improved due to sound management of operating costs.
Other Bell Canada Segment
OTHER BELL CANADA REVENUES (in $ millions)

Other Bell Canada segment revenues for the first quarter of 2006 were $474 million, representing a decrease of $5 million, or 1.0%, compared with the same three-month period in 2005. The year-over-year decline was due primarily to lower revenues in our wholesale unit, which were negatively affected by a decline in switched minute volumes and continued competitive pricing pressures and lower data revenues from customers migrating services onto their own network facilities. This was offset partially by higher local and access revenues due to increased demand for local loops, fibre and access capacity sales in Western Canada, as well as revenue from a contract to help restore telecommunications service to the areas affected in the United States in September 2005 by Hurricane Katrina.
Other Bell Canada Operating Income
OTHER BELL CANADA OPERATING INCOME (in $ millions)

Operating income for the Other Bell Canada segment was $48 million this quarter or 63% lower than the $129 million reported in Q1 2005, due mainly to restructuring and other charges related to new restructuring initiatives for the involuntary departure of approximately 900 employees and the associated relocation of employees and closing of real estate facilities no longer required as a result of the workforce reduction. Excluding restructuring and other items, operating income increased 8.9% year-over-year to $135 million in Q1 2006, reflecting lower cost of goods sold due to lower international traffic and a decreased volume of termination minutes stemming from reduced southbound traffic to the United States, as well as the positive impact from our Galileo cost reductions initiatives. Lower overall revenues mainly from the re-price of wholesale long distance and data services due to competitive market pressures, higher operating expenses from contractual wage increases as a result of renegotiated labour agreements with our technicians in Ontario and Québec partly offset the positive impacts on operating income.
Other BCE Segment

OPERATING REVENUES	Q1 2006	Q1 2005	% CHANGE

Bell Globemedia	394	356	10.7%
Telesat	118	108	9.3%
Other	12	11	9.1%

Other BCE revenues	524	475	10.3%

OTHER BCE REVENUES (in $ millions)

Other BCE segment revenues grew 10.3% to $524 million in Q1 2006, compared with the same quarter in 2005, reflecting higher revenues mainly at Bell Globemedia and Telesat.
     Bell Globemedia’s revenues for the quarter were $394 million, up 10.7% compared with Q1 2005.
     Total advertising revenues in Q1 2006 grew by 9.2%, due to the continued strength of CTV Television’s schedule, which included 8 of the top 10 and 17 of the top 20 regularly scheduled programs in the spring season among all viewers. In addition, higher year-over-year advertising revenues reflected increased airtime sales from the resumption of hockey broadcasts on our sports specialty channels TSN and RDS following the end of the NHL players’ lockout in Q3 2005, and higher newspaper and online advertising sales at The Globe and Mail.
     Subscriber revenues grew by 11.7% in Q1 2006, due primarily to specialty channel subscription growth, as well as an increase in paid readership and online subscriptions at The Globe and Mail, which continues to maintain leadership in the national newspaper market with 60% more weekday readership than its
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main competitor according to the latest NADbank and Print Measurement Bureau (PMB) readership data for 2005.
     Telesat’s revenues increased 9.3% to $118 million this quarter, compared with Q1 2005, due primarily to higher revenues from its Infosat Communications, Inc. and Telesat Brazil subsidiaries, increased consulting activity and higher broadcast revenues.
     On January 17, 2006, Telesat announced plans to build and launch Nimiq 4, a new direct broadcast satellite that will carry a wide range of digital television services and enable Bell ExpressVu to enhance advanced services such as HD television, specialty channels and foreign language programming.
     On February 17, 2006, Nimiq 4-Interim, a satellite leased by Telesat, was placed into service, providing further capacity and backup capability for Bell ExpressVu.
Other BCE Operating Income
OTHER BCE OPERATING INCOME (in $ millions)

Operating income for the Other BCE segment decreased 6.6% in Q1 2006 to $57 million. The year-over-year quarterly decline was due mainly to lower operating income at Bell Globemedia, offset partly by higher operating income at Telesat and lower corporate expenses at BCE Inc.
     Bell Globemedia’s operating income decreased 30% this quarter to $45 million, despite revenue growth, primarily as a result of the following:
• higher sports specialty programming costs due to the resumption of NHL hockey broadcasts
• costs associated with the launch of MTV in March 2006
• higher conventional television programming costs due to the maintenance of a ratings-strong schedule
• higher net benefit plans cost.
Telesat’s operating income increased 5.4% to $39 million in Q1 2006, reflecting higher revenues, offset partly by higher operating expenses at Infosat and Telesat Brazil, as well as higher amortization expense stemming from the Anik F1R satellite, which was placed into service during Q4 2005.
Product Line Analysis
BELL CANADA PRODUCT LINE REVENUES

REVENUES	Q1 2006	Q1 2005	% CHANGE

Local and access	1,311	1,368	(4.2%)
Long distance	456	538	(15.2%)
Wireless	804	713	12.8%
Data	1,001	951	5.3%
Video	277	221	25.3%
Terminal sales and other	421	418	0.7%

Total Bell Canada	4,270	4,209	1.4%

Local and Access
LOCAL AND ACCESS REVENUES (in $ millions)

Local and access revenues in Q1 2006 decreased 4.2% to $1,311 million, compared with the same quarter in 2005, as a result of accelerating NAS erosion and lower Smart-Touch feature revenues directly attributable to NAS losses, offset partly by gains from wireline maintenance plans.
     NAS in service declined by 408,000 or 3.2% since the first quarter of 2005, as a result of competition from cable operators for local telephone service, losses to CLECs, wireline to wireless substitution, as well as continued pressure from growth in high-speed Internet access that reduces the need for second telephone lines. Losses to other non-facilities based VoIP providers remained minimal. The accelerated rate of erosion reflected a higher level of NAS losses than the previous year, as the major cable operators in our incumbent territories sustained their intensive marketing efforts and further expanded the footprint of their low-priced local telephony offerings in many of our Ontario and Québec markets. This was offset partly by customers
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p. 20       MANAGEMENT’S DISCUSSION AND ANALYSIS
subscribing to our Bell Digital Voice service and higher demand for local access lines from Shaw to offer VoIP services in Western Canada.
     Moreover, the CRTC’s regulatory restrictions continue to place pressure on our local and access business with respect to bundling and packaging of local services with other non-regulated services, and limitations on customer win-back promotions.
Long Distance
LONG DISTANCE REVENUES (in $ millions)

Long distance revenues were $456 million in the quarter, reflecting a year-over-year decrease of 15.2% compared with Q1 2005. Lower long distance revenues affected all Bell Canada segments, due mainly to the impact of escalating substitution and continued NAS erosion. Overall minute volumes decreased only marginally this quarter to 4,582 million conversation minutes, representing a slight 0.1% decline compared with Q1 2005. Similarly, ARPM decreased $0.013 during the same period to reach $0.094, reflecting a decline in both domestic and overseas minute volumes, competitive pricing pressures in our Residential, Business and Wholesale markets, as well as the continued pricing impact from residential customers who subscribe to the $5 Long Distance Bundle (which was discontinued in Q3 2005).
Wireless
WIRELESS REVENUES (in $ millions)

WIRELESS SUBSCRIBERS (in thousands)

We achieved a record number of first-quarter gross wireless activations in 2006, increasing 17% to 324,000 from 277,000 in Q1 2005. This solid start to the year was fuelled by a refreshed line-up of handsets, which included the Motorola RAZR V3c, increased advertising presence during the Winter Olympics with our successful Frank & Gordon sales campaign, exclusive content deals and new downloadable data services popular with the youth segment. These results were achieved despite aggressive wireless offers in the market from our competitors that featured a large number of zero-dollar handsets and the extension of certain fourth-quarter Christmas promotions. Although the percentage of total gross activations from postpaid rate plans in the first quarter of 2006 decreased to 67% from 70% in the previous year, due to the impact of Solo Mobile and Virgin Mobile on prepaid subscriber growth, the total number of gross postpaid activations increased by 12.1% to 216,000. Prepaid gross activations comprised the remaining 108,000 gross activations, representing a 28% increase compared with Q1 2005. Postpaid growth was driven further by our competitive rate-plan promotions, the launch of our EVDO wireless data network in Montréal, Toronto, Vancouver, Calgary and Edmonton in the latter part of 2005, our increased presence in Western Canada, as well as our continued strength in both the Enterprise and SMB business market segments.
     Our postpaid churn rate in the quarter decreased to 1.3% from 1.6% in Q1 2005 mainly as a result of the success of our retention activities with higher-value subscribers, despite on-going vigorous competition and tighter policies on the granting of customer discounts and hardware upgrades. Churn for Q1 2005 was affected negatively by the cancellation of 45,000 non-paying customer accounts related largely to the residual impacts from our billing system conversion. Prepaid churn increased to 2.5% in Q1 2006 from 1.8% in the same quarter last year, due to the deactivation of a higher number of inactive, non-revenue-generating customer accounts. On a combined basis, due to the offsetting impacts of lower postpaid churn and higher prepaid churn, our blended churn rate for the first quarter remained unchanged year-over-year at 1.6%.
     As a result of a solid year-over-year growth in gross activations and a stable churn rate, we added 59,000 new net activations in Q1 2006, corresponding to a 60% increase over net activations of 37,000 achieved in Q1 2005. Accordingly, as at March 31, 2006, our cellular and PCS subscribers totalled 5,500,000, representing a 10.8% increase over the past twelve months. Postpaid rate plans accounted for 74% of our total subscriber base at the end of the quarter, compared with 75% at the end of Q1 2005.
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     Wireless service revenues for the quarter increased 12.8% to $804 million from $713 million for the same quarter in 2005, reflecting the combined impact of a higher average number of customers in our subscriber base and higher ARPU.
     Postpaid ARPU increased by $4 year-over-year to $61 per month in Q1 2006, compared with the same quarter in 2005. This improvement reflects a shift in the subscriber mix towards higher-ARPU postpaid customers resulting from the success of our Western Canadian sales initiatives, increased penetration of Blackberry customers and other heavy users subscribing to higher-priced rate plans, the positive impact from price increases in the third quarter of 2005 for certain services and features, and increased adoption of data and other value-added feature services. Wireless data and value-added service revenues increased notably in the quarter, driven by the success of our ‘10-4’ push-to-talk feature, the growing popularity of our “Fuel Me” bundled offers and text messaging, and increased usage during the Winter Olympics due to our exclusive video streaming coverage of the events. This was offset by lower system access fee revenue as a result of the large number of customers subscribing to “All in One” plans where all service fees and a number of value-added service features are included as part of the monthly plan cost. We discontinued our “All in One” rate plans in the market at the end of February. Prepaid ARPU increased to $13 per month this quarter, compared with $11 per month in Q1 2005, due mainly to increased penetration of higher-than-average ARPU Solo and Virgin Mobile customers in our prepaid subscriber base and higher usage. As a result of both higher postpaid and prepaid ARPU, blended ARPU increased $2 in the quarter to $48 per month from $46 in Q1 2005, despite a slight year-over-year decrease in the percentage of total subscribers on postpaid rate plans.
Data
DATA REVENUES (in $ millions)

HIGH-SPEED INTERNET SUBSCRIBERS (in thousands)

Data revenues in Q1 2006 increased 5.3% year-over-year to $1,001 million. The improvement was primarily the result of growth in the number of high-speed Internet access service connections and increased sales of IP-based connectivity and ICT solutions among Enterprise and SMB customers. In addition, data revenue growth in the quarter was impacted positively by the contributions of various acquisitions made within our Business segment over the past twelve months, which have enhanced our growth services product portfolio and created cross-selling opportunities, and fibre and access capacity sales at 360networks. These positive impacts more than offset the negative effects of a decrease in legacy data revenues within our Business segment due to competitive pricing and the continued migration of voice and data traffic to our IP-based systems and continued rationalization of circuit networks by wholesale customers.
     The number of high-speed Internet subscribers increased by 71,000 this quarter, compared with 128,000 in Q1 2005, bringing the total subscriber count as at March 31, 2006 to 2,266,000. Subscriber growth for the first three months of 2006 was affected by aggressive price competition particularly within the price-sensitive segments of our Québec market where a major cable operator continued to pursue an acquisition strategy based on selling multi-product bundles at discounted rates, as well as by lower demand from SMB customers. This was offset in part by higher net additions at Aliant. Subsequent to the end of the quarter, we launched a targeted marketing campaign to combat the excessively competitive pricing conditions in Québec by offering discounts on our Basic and High-Speed Edition services for a limited time period.
     Although our residential segment experienced slower high-speed Internet subscriber growth on a year-over-year basis, we acquired 16% more new net additions in Q1 2006, compared with the previous quarter, primarily as a result of improved customer retention, enhanced download speeds for a number of our products, and a more rational pricing environment across the Ontario market.
     The combined impact from ongoing expansion of our broadband access footprint and the focused selling of lower priced high-speed services, such as Basic Lite, that are tailored to the very price sensitive segments of the market, has helped to expand the overall high-speed market, stimulating high-speed service growth and accelerating the rate of erosion of dial-up Internet service. Total dial-up customers decreased to 564,000 at the end of the quarter from 696,000 at the end of Q1 2005. Our high-speed Internet access footprint in Ontario and Québec now reaches more than 85% of homes and business lines passed.
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p. 22       MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial and Capital Management
This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.
Video
See discussion under Residential segment.
Terminal Sales and Other
TERMINAL SALES AND OTHER REVENUES (in $ millions)

Terminal sales and other revenues were $421 million this quarter, or 0.7% higher than Q1 2005. The year-over-year improvement reflected higher wireless equipment revenues resulting from an increased number of devices sold and mitigated partly by the impact of promotional discounts, higher IT product and equipment sales at Aliant, and incremental revenue from a contract secured in the second half of 2005 to help restore telecommunications service to the areas affected in the United States by Hurricane Katrina. These favourable impacts were offset partly by lower legacy voice equipment sales to business customers.
OTHER ITEMS
Other Income (Expense)
Other expense of $7 million in Q1 2006 represented a decrease of $15 million compared to other income of $8 million in Q1 2005. The decrease over the previous period resulted mainly from a loss of $13 million that was realized on the exercise of a swaption issued by Aliant.
Interest Expense
Interest expense increased 2.4% or $6 million to $251 million in Q1 2006, compared to Q1 2005. This was a result of higher average debt levels mainly from Bell Globemedia’s issuance of $905 million in debt, net of repayments, to finance a return of capital to its shareholders, partly offset by lower average interest expense from the refinancing of debt at lower rates in 2005.
Income Taxes
Income taxes decreased 30.7% or $81 million to $183 million in Q1 2006, compared to Q1 2005, due to lower pre-tax earnings and favourable audit settlements. As a result, the effective tax rate decreased from 32.8% in Q1 2005 to 28.2% in Q1 2006.
Non-Controlling Interest
Non-controlling interest decreased 15.9% or $10 million to $53 million in Q1 2006, compared to Q1 2005. This was mainly from lower net earnings at Aliant and Bell Globemedia.
Discontinued Operations
The net gain from discontinued operations of $81 million in Q1 2006 relates to our gain on disposition of CGI of $79 million.
     The net gain from discontinued operations of $12 million in Q1 2005 relates to our proportionate share of CGI’s operating income.
FINANCIAL AND CAPITAL MANAGEMENT
CAPITAL STRUCTURE

	Q1 2006	Q4 2005

Debt due within one year	1,210	1,373
Long-term debt	12,978	12,119
Less: Cash and cash equivalents	(878)	(363)

Total net debt	13,310	13,129
Non-controlling interest	2,633	2,898
Total shareholders’ equity	14,363	14,721

Total capitalization	30,306	30,748

Net debt to capitalization	43.9%	42.7%

Outstanding share data (in millions)
Common shares	906.2 (1)	927.3
Stock options	26.7	27.3

(1) Excludes 2.2 million of treasury stock
NET DEBT AND NET DEBT TO CAPITALIZATION RATIO (in $ millions)

Our net debt to capitalization ratio was 43.9% at the end of Q1 2006, compared to 42.7% at the end of 2005. This was a result of an increase in net debt and a decrease in non-controlling interest and total shareholders’ equity.
     In Q1 2006 we issued $550 million of debt, net of repayments. In particular, Bell Globemedia issued $1,095 million in debt.
     Net debt increased $181 million to $13,310 million in Q1 2006. This was primarily due to:
• BCE’s cancellation of 18.9 million of its outstanding common shares for $525 million
• the capital repayment to non-controlling interest at Bell Globemedia of $279 million
• obligations of $147 million for additional capital leases
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p. 23
• the deconsolidation of CGI’s cash on hand of $81 million
• $48 million of negative free cash flow.
This was partially offset by $849 million net proceeds from the sale of CGI.
Non-controlling interest declined by $265 million due mainly to Bell Globemedia’s capital repayment of $279 million to non-controlling interest.
     Total shareholders’ equity decreased $358 million to $14,363 million in Q1 2006. This was mainly due to BCE’s repurchase of 21.1 million of its outstanding common shares for cancellation.
CASH FLOWS
FREE CASH FLOW (in millions)

The table below is a summary of the flow of cash into and out of BCE in Q1 2006 and Q1 2005.

	Q1 2006	Q1 2005

Cash flows from operating activities	940	916
Capital expenditures	(593)	(724)
Other investing activities	(8)	(15)
Cash dividends paid on common shares	(305)	(278)
Cash dividends paid on preferred shares	(21)	(21)
Cash dividends paid by subsidiaries to non-controlling interest	(61)	(50)

Free cash flow	(48)	(172)
Business acquisitions	(27)	(87)
Bell Aliant Regional Communications Income Fund	(22)	—
Increase in investments	(14)	(128)
Decrease in investments	51	2
Issue of common shares	1	9
Repurchase of common shares cancelled	(525)	—
Net issuance of debt instruments	550	576
Financing activities of subsidiaries with third parties	3	(17)
Return of capital by subsidiary to non-controlling interest	(279)	—
Other financing activities	(25)	(14)
Cash provided by (used in) discontinued operations	768	(23)

Net increase in cash and cash equivalents	433	146

Cash from Operating Activities
Cash from operating activities increased 2.6% or $24 million to $940 million in Q1 2006, compared to Q1 2005. This was a result of:
• a decrease of $55 million in pension and other benefit plan payments, due to Aliant’s contribution of $60 million in Q1 2005
• a decrease of $64 million in payments related to restructuring initiatives at Bell Canada and Aliant in Q1 2005
• a decrease of approximately $100 million in income taxes paid in Q1 2006 in comparison to Q1 2005 which related to the final instalment for 2004 made in early 2005.
This increase was offset mainly by:
• compensation payments of $67 million made to executives and other key employees further to the vesting of all restricted share units (RSUs) granted for a two-year performance period ending at the end of 2005, based on the achievement of specific operating objectives established at the outset of the program two years ago
• the timing of supplier payments.
Free Cash Flow
Our negative free cash flow was $48 million in Q1 2006, an improvement from negative $172 million in Q1 2005. This was mainly due to:
• an increase of $24 million in cash from operating activities
• a decrease of $131 million in capital expenditures. These items were offset in part by a $27 million increase in dividends paid to BCE Inc. common shareholders resulting from the $0.03 quarterly increase in dividend per common share implemented in 2005, as well as an $11 million increase in dividends paid by subsidiaries to non-controlling interests due mainly to the timing of Aliant’s Q4 2005 dividend payment to shareholders which occurred only in Q1 2006.
Capital Expenditures
Capital expenditures for BCE were $593 million in Q1 2006, which was $131 million, or 18.1%, lower than the same quarter last year. As a percentage of revenues, capital expenditures decreased this quarter to 12.5% from 15.6% in Q1 2005. Similarly, Bell Canada’s capital expenditures decreased 19.2% to $538 million from $666 million for the same respective quarters. As a result, Bell Canada’s capital intensity in the
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p. 24       MANAGEMENT’S DISCUSSION AND ANALYSIS
quarter declined 3.2 percentage points, year-over-year, to 12.6% in Q1 2006. The decreases in first-quarter capital expenditures at both BCE and Bell Canada reflected reduced spending on IT infrastructure and systems to support both our Galileo-related cost reduction initiatives and customer contracts in the Business segment, the timing of spending associated with various strategic initiatives such as our FTTN footprint expansion, the completion in the fourth quarter of 2005 of the Alberta SuperNet, and the acquisition of wireless spectrum licences in the first quarter of 2005.
Cash Dividends Paid on Common Shares
We paid a dividend of $0.33 per common share in Q1 2006, which is $0.03 higher than the dividend we paid in Q1 2005.
     In December 2004, the board of directors of BCE Inc. approved an increase of 10% or $0.12 per common share in the annual dividend on BCE Inc.’s common shares. The new dividend policy began with the quarterly dividends paid on April 15, 2005.
Business Acquisitions
We invested $27 million in various business acquisitions in Q1 2006.
     We invested $87 million in business acquisitions in Q1 2005. This consisted mainly of Bell Canada’s acquisition of an 89% interest in Nexxlink Technologies Inc. (Nexxlink). The remaining 11% interest in Nexxlink was acquired in April 2005.
Bell Aliant Regional Communications Income Fund
Cash used for costs for the creation of the Bell Aliant Regional Communications Income Fund was $22 million in Q1 2006.
Increase in Investments
Cash flows used for investments decreased $114 million to $14 million in Q1 2006 compared to Q1 2005. The activity in Q1 2006 relates mainly to Telesat’s increase in short-term investments of $13 million, offset by the sale of $51 million in short-term investments as described in the following section under Decrease in Investments. In Q1 2005, Bell Canada invested US$100 million to acquire an approximate 12% interest in Clearwire Corporation, a privately-held company that offers advanced IP-based wireless broadband communications services.
Decrease in Investments
Cash flows provided by investments increased by $49 million due to the sale of short-term investments of $51 million at Telesat in Q1 2006, offset by the purchase of additional short-term investments of $13 million as described in the previous section under Increase in Investments.
Repurchase of Common Shares Cancelled
As at March 31, 2006, BCE Inc. had repurchased 21.1 million of its outstanding common shares through a NCIB and cancelled 18.9 million of those shares for a total cash outlay of $525 million. This represents approximately half of our 5% target announced on February 1, 2006. As at May 2, 2006, a total of 29.1 million shares had been repurchased for a total cost of $809 million which represents approximately 63% of our 5% target announced on February 1, 2006.
Debt Instruments
In Q1 2006, we issued $550 million of debt, net of repayments. Bell Globemedia issued $1,095 million in debt.
     We had the following repayments in Q1 2006:
• Bell Canada repaid $200 million of debt
• Bell Globemedia repaid $190 million of debt
• Aliant redeemed $50 million of bonds
• we repaid $58 million in notes payable and bank advances
• we made other repayments that included capital leases.
In Q1 2005, we issued $576 million of debt, net of repayments. In particular, Bell Canada issued $700 million in debentures. We also repaid $155 million in notes payable and bank advances, mainly at Bell Canada.
Return of Capital by Subsidiary to Non-Controlling Interest
Bell Globemedia returned capital to its shareholders with the proceeds it received from the issuance of debt. This resulted in a reduction of share capital at Bell Globemedia of $886 million for which the impact at BCE was a $279 million decline in non-controlling interest.
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Cash Relating to Discontinued Operations
Cash provided by discontinued operations was $768 million in Q1 2006. This consisted primarily of net cash proceeds of $849 million from the sale of our investment in CGI, which was offset by the deconsolidation of CGI’s cash on hand of $81 million.
     Cash used in discontinued operations was $23 million in Q1 2005. This consisted mainly of cash generated from CGI’s operations.
CREDIT RATINGS
Our key credit ratings at May 2, 2006 remain unchanged from those listed in the BCE 2005 MD&A.
LIQUIDITY
Our sources of liquidity and cash requirements remain substantially unchanged from those described in the BCE 2005 MD&A.
Commitment under the CRTC Deferral Mechanism
On February 16, 2006, the CRTC issued Telecom Decision 2006-9, in which it estimated incumbent telephone companies’ (“ILEC”) deferral account amounts, on an accumulated balance and future annualized commitment basis, at May 31, 2006. Bell Canada’s estimated accumulated balance at May 31, 2006 is expected to be $480.5 million with an estimated future annualized commitment of $81.5 million. Aliant’s estimated accumulated balance at May 31, 2006 is expected to be $21.8 million with an estimated future annualized commitment of $2.2 million.
     The CRTC noted that the ILEC deferral account balances cannot be finalized at this time due to certain outstanding proceedings that may have an impact on these balances. The CRTC directed each ILEC to file, by May 15, 2006, its updated deferral account schedule, reflecting in part, the impact of any subsequent CRTC decisions that impact the ILEC deferral account balances.
     In Telecom Decision 2006-9, the CRTC made the following orders to clear the accumulated balances in the deferral accounts:
• The CRTC first directed each ILEC to allocate a minimum of 5% of the accumulated balance in its deferral account to improve access to telecommunication services for persons with disabilities.
• As to the remaining 95% of the funds in the deferral account, the CRTC addressed both broadband service investments and subscriber rebates. The CRTC concluded that each ILEC could use funds in its deferral accounts for initiatives to expand broadband services to rural and remote communities. Those ILECs who choose to invest in broadband are required to file a proposal with the CRTC by June 30, 2006, for approval to draw down qualified expenditures from their deferral accounts. If an ILEC chooses not to invest in broadband expansion, or invests in such expansion but has money left over in its deferral account, the remaining funds will be rebated to the ILEC’s residential local subscribers in non-high cost serving areas.
     Telecom Decision 2006-9 also indicates that the future annual deferral account obligations of ILECs are to be eliminated by reducing monthly prices for primary exchange service and optional local services for residential customers in non-high cost serving areas. Bell Canada, Aliant and certain other ILECs have been directed to file their rate proposals, along with their updated deferral account balances, by May 15, 2006. These rate changes are to become effective on June 1, 2006. Telecom Decision 2006-9 also notes that the extension of the Second Price Cap Period to May 31, 2007 will result in an additional annual deferral account obligation.
     The deferral account obligation will change as amounts are added to the account or the CRTC approves initiatives that serve to reduce the deferral account obligation, and any amounts remaining in the deferral accounts will bear interest at the ILEC’s short-term cost of debt each year until disposition.
     On March 17, 2006, Bell Canada filed an application for leave to appeal this decision to the Federal Court of Appeal, to the extent that it requires Bell Canada to give rebates in respect of rates that the CRTC had made final in 2003. Another broader application for leave to appeal was also filed on behalf of consumer groups.
     Due to the nature and number of uncertainties which remain concerning the disposition of accumulated balances in the deferral account, we are unable to estimate the impact of the CRTC’s decision on our financial results at this time.
Recent Developments in Legal Proceedings
Lawsuits related to Bell Canada
Lawsuit concerning Bell Distribution Inc’s. (BDI) decision not to proceed with a Wireless Distribution Income Fund transaction and changes to Dealer Agreements and/or the Remuneration Program.
As indicated in the BCE 2005 AIF, Bell Canada received a letter of demand dated January 30, 2006 from the Independent Communication Dealer Association of Canada and its Bell independent dealers.
     On March 28, 2006, a statement of claim was filed in the Québec Superior Court against BDI by some 50 independent dealers that own some 78 Bell World
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p. 26       MANAGEMENT’S DISCUSSION AND ANALYSIS
Assumptions Made in the Preparation of Forward-Looking Statements and Risks that could Affect our Business and Results
This section describes assumptions made by BCE in preparing forward-looking statements and general risks that could affect all BCE group companies and specific risks that could affect BCE Inc. and certain of the other BCE group companies.
For a more complete description of assumptions made by BCE in preparing forward-looking statements and risks that could affect our business and results, please see the section entitled Assumptions Made in the Preparation of Forward-Looking Statements and Risks that could Affect our Business and Results contained in the BCE 2005 MD&A set out on pages 42 to 56 of the Bell Canada Enterprises 2005 Annual Report filed by BCE Inc. with the Canadian securities commissions (available on BCE Inc.’s site at www.bce.ca and on SEDAR at www.sedar.com) and with the U.S. Securities and Exchange Commission (SEC) under Form 40-F (available on EDGAR at www.sec.gov), as updated in this MD&A.
Please also refer to the BCE 2005 AIF for a detailed description of:
• the principal legal proceedings involving BCE
• certain regulatory initiatives and proceedings concerning the Bell Canada companies.
stores. In the statement of claim, the plaintiffs have alleged that BDI agreed to proceed with a transaction pursuant to which the independent dealer retail stores and BDI owned retail stores would be sold to a Wireless Distribution Income Fund (WDIF) and that BDI subsequently reneged on this agreement causing damages to the independent dealers. Alternatively, the plaintiffs have alleged that BDI’s refusal to allow the independent dealers to proceed to sell their stores and assign the dealer agreements to the WDIF constitutes an abuse of right and is contrary to BDI’s obligations to act fairly and in accordance with reasonable commercial standards. The plaintiffs seek damages against BDI in an amount of $135 million.
ASSUMPTIONS MADE IN THE PREPARATION OF FORWARD-LOOKING STATEMENTS AND RISKS THAT COULD AFFECT OUR BUSINESS AND RESULTS
Assumptions Made in the Preparation of Forward-Looking Statements
Forward-looking statements made in the BCE 2005 MD&A and this MD&A are based on a number of assumptions that we believed were reasonable on the day we made the forward-looking statements and that we believe are still reasonable as at the date of this MD&A. In the BCE 2005 MD&A, we outlined the principal assumptions that we made in the preparation of these forward-looking statements. These assumptions include:
• assumptions about the Canadian economy related to GDP growth and a slight increase in the business prime rate and the Consumer Price Index
• market assumptions related to: (i) growth in the overall Canadian telecommunications market, (ii) the continued decrease in the residential voice telecommunications market, (iii) the increase in wireline competition, and (iv) the growth in revenue for the Canadian wireless industry, the video market and the Internet market
• operational and financial assumptions related to: (i) growth in wireless, video and high-speed Internet subscribers as well as ARPU for these services, (ii) the continued decrease in our network access services, (iii) cost savings, (iv) restructuring costs, (v) amortization expense, (vi) total net benefit plans cost, and (vii) Bell Canada’s capital intensity
• assumptions about transactions related to: (i) BCE Inc.’s plans to repurchase 5% of its common shares; (ii) completion of the disposition of our remaining interest in CGI Group Inc., (iii) the reduction of our interest in Bell Globemedia Inc., (iv) the creation of the Bell Aliant Regional Communications Income Fund, and (v) the proposed recapitalization of, and public offering of a minority stake in, Telesat.
Please see Assumptions Made in the Preparation of Forward-Looking Statements and Risks that could Affect our Business and Results in the BCE 2005 MD&A for a more complete description of the above-mentioned assumptions.
Risks that could Affect our Business and Results
A risk is the possibility that an event might happen in the future that could have a negative effect on the financial condition, results of operations or business of one or more BCE group companies. Part of managing our business is to understand what these potential risks could be and to minimize them where we can.
     Because no one can accurately predict whether an event that is possible will actually happen or what its consequences may be, the actual effect of any event on our business and results could be materially different from what we currently anticipate. In addition, the risks described below and elsewhere in this MD&A do not include all possible risks, and there may be other risks that we currently do not know.
     In the BCE 2005 MD&A, we provided a detailed review of risks that could affect our financial condition, results of operations or business and that could cause actual results to differ materially from those expressed in our forward-looking statements. This detailed description of risks is updated in this MD&A. The risks described in the BCE 2005 MD&A include risks associated with:
• our ability to implement our strategies and plans in order to produce the expected benefits and growth prospects
• general economic and market conditions and the level of consumer confidence and spending, and the demand for, and prices of, our products and services
• the intensity of competitive activity from both traditional and new players, which is increasing following the introduction of new technologies that have reduced barriers to entry that existed in the industry, and its impact on our ability to retain existing and attract new customers, and on pricing strategies and financial results
• our ability to transform our cost structure, improve productivity and contain capital intensity while maintaining quality of services
• our ability to anticipate, and respond to, changes in technology, industry standards and client needs and migrate to and deploy new technologies, including VoIP, and offer new products and services rapidly and achieve market acceptance thereof
• the availability and cost of capital required to implement our business plan and fund capital and other expenditures
BCE INC. 2006 QUARTERLY REPORT

p. 27

Please see Recent Developments in Legal Proceedings, in this MD&A, for a description of recent developments, since the BCE 2005 AIF, in the principal legal proceedings involving us.
In addition, please see Risks That Could Affect Certain BCE Group Companies — Bell Canada Companies — Changes to Wireline Regulation later in this section for a description of recent developments, since the BCE 2005 AIF, in the principal regulatory initiatives and proceedings concerning the Bell Canada companies.
• our ability to find suitable companies to acquire or to partner with, to integrate the operations of acquired companies and to complete dispositions
• the impact of pending or future litigation and of adverse changes in laws or regulations, including tax laws, or in how they are interpreted, or of adverse regulatory initiatives or proceedings, including decisions by the CRTC affecting our ability to compete effectively
• the risk of litigation should BCE Inc. or Bell Canada stop funding a subsidiary or change the nature of its investment, or dispose of all or part of its interest, in a subsidiary
• the risk of increased pension fund contributions
• our ability to effectively manage labour relations, negotiate satisfactory labour agreements, including new agreements replacing expired labour agreements, while avoiding work stoppages, and maintain service to customers and minimize disruptions during strikes and other work stoppages
• events affecting the functionality of our networks or of the networks of other telecommunications carriers on which we rely to provide our services
• our ability to improve and upgrade, on a timely basis, our various IT systems and software on which many aspects of our businesses depend
• our ability to complete the proposed creation of the Bell Aliant Regional Communications Income Fund and the proposed recapitalization of, and public offering of a minority stake in, Telesat
• stock market volatility
• the risk that licences on which we rely to provide services might be revoked or not renewed when they expire
• our ability to retain major customers
• health concerns about radio frequency emissions
• launch and in-orbit risks and the ability to obtain appropriate insurance coverage at favourable rates, concerning Telesat’s satellites, certain of which are used by Bell ExpressVu to provide services.
Please see Assumptions Made in the Preparation of Forward-Looking Statements and Risks that Could Affect our Business and Results in the BCE 2005 MD&A for a more complete description of the above-mentioned risks.
UPDATES TO THE DESCRIPTION OF RISKS
The following are updates to the description of risks contained in the section entitled Assumptions Made in the Preparation of Forward-Looking Statements and Risks that Could Affect our Business and Results contained in the BCE 2005 MD&A. For ease of reference, the updates to the description of risks below have, where applicable, been presented under the same headings and in the same order contained in the section entitled Assumptions Made in the Preparation of Forward-Looking Statements and Risks that could Affect our Business and Results set out in the BCE 2005 MD&A.
RISKS THAT COULD AFFECT CERTAIN BCE GROUP COMPANIES
Bell Canada Companies
Changes to Wireline Regulation
Decisions of Regulatory Agencies
Second Price Cap Decision
On February 16, 2006, the CRTC issued Telecom Decision 2006-9, where it concluded on the ways that incumbent telephone companies should clear the accumulated balances in their deferral accounts.
     Due to the nature and number of uncertainties which remain concerning the disposition of accumulated balances in the deferral accounts, we are unable to estimate the impact of the decision on our financial results at this time. Please see Liquidity in this MD&A for more information on Bell Canada’s and Aliant’s commitment under the CRTC deferral mechanism.
Forbearance from Regulation of Local Exchange Services
The CRTC conducted a public proceeding in 2005 on a framework for forbearance from the regulation of residential and business local exchange services offered by the incumbent telephone companies.
     On April 6, 2006, the CRTC issued Telecom Decision 2006-15 which established a framework for the forbearance from regulation of local exchange services, including the criteria the CRTC will use to evaluate forbearance applications from incumbent telephone companies. The CRTC determined that it is prepared to forbear from regulating local exchange services in a relevant market where an applicant incumbent telephone company can demonstrate that it has:
• lost 25% share in the relevant market
• for the six months prior to the application, met individual standards for each of 14 specified competitor quality of service indicators
• put in place the necessary competitor service tariffs
• where required, implemented competitor access to its operational support systems in accordance with Telecom Decision CRTC 2005-14
• demonstrated to the CRTC’s satisfaction that rival-rous behaviour exists in the relevant market.
BCE INC. 2006 QUARTERLY REPORT

p. 28       MANAGEMENT’S DISCUSSION AND ANALYSIS
The decision stipulates that after forbearance is granted, a number of regulations will continue to apply, including a price ceiling on residential stand-alone primary exchange service, a prohibition against unjustly discriminatory local service offerings, the requirement to provide competitor services and several others. Telecom Decision 2006-15 reduced the no-contact period under the residential local winback rule from 12 months to 3 months. Finally, the decision denied Aliant’s application for regulatory forbearance in 32 exchanges in Nova Scotia and Prince Edward Island on the basis that it did not meet the local forbearance criteria set out in the decision.
     Bell Canada does not believe that any market in which it is the incumbent local service provider is eligible currently for forbearance under the CRTC’s new forbearance framework. Continued regulation limits Bell Canada’s and Aliant’s ability to respond to competition from cable companies and other local competitors.
Telecom Policy Review Panel’s Final Report
On April 11, 2005, the Minister of Industry announced the creation of the Telecom Policy Review Panel (Panel) to review Canada’s telecommunications policy and regulatory framework and make recommendations.
     On March 22, 2006, the Panel released its final report, which contains over 100 recommendations which call for significant changes to the structure and nature of telecommunications regulation in Canada. The Panel calls for short-term changes to regulation through a variety of Government programs and, more significantly, through a policy directive – an instrument whereby the Cabinet can give binding directions of general policy to the CRTC. The Panel also calls for significant changes to the Telecommunications Act. Since the Panel’s initial appointment, there has been a change of Government, and it is unclear how the new Government will respond to the Panel’s report.
     The Panel’s report calls for many changes to the regulatory environment which could have a material impact on the business performance of Bell Canada and its affiliates. The thrust of the report is that the state of competition in Canada has progressed to the point where, at least for economic regulation, the CRTC should remove most of its existing regulation and instead rely on market forces.
     The Panel also recommended that there be a relaxation of Canada’s foreign ownership restrictions as they apply to telecommunications common carriers.
     In addition to the recommendations addressing wireline regulation, the Panel also made a number of recommendations separately addressing issues related to wireless regulation in Canada. These included, among other things, a recommendation for the continued use of regulatory mechanisms such as spectrum caps (aggregation limits) where spectrum is scarce to provide an opportunity for new entrants to acquire spectrum in order to have an expanded choice of service providers. Other recommendations concerning competitive access to wireless antennae sites and support structures could serve to facilitate competitive entry into the Canadian wireless industry. If implemented, the cumulative effect of such recommendations could affect the competitive intensity of the wireless environment in which the Bell Canada companies operate.
     There can be no guarantee that the Minister of Industry and Parliament will implement the Panel’s recommendations, nor can there be any assurance that the Government will implement the Panel’s proposals.
Winback Rules
On April 6, 2006, the CRTC issued two decisions relating to winbacks, namely Telecom Decisions 2006-15 and 2006-16.
     In decision 2006-15, the CRTC reduced the length of the no-winback period for residential subscribers to 3 months from 12 months. Accordingly, under the amended winback rule, incumbent telephone companies are now precluded from contacting former residential and business local exchange service customers from the time of the local service request until 3 months after their local service is transferred to a competitor. Incumbent telephone companies may apply to have the winback rule repealed in any local market where they have lost 20% market share and in which they have met the relevant competitor quality of service indicators in the 3 months preceding the date of the application. This aspect of decision 2006-15 could have a positive impact on the business performance of Bell Canada and its affiliates.
     In decision 2006-16, the CRTC determined that the winback rule is constitutional because it is justifiable under the Canadian Charter of Rights and Freedoms. The CRTC also decided that, going forward, incumbent telephone companies are now permitted to market non-residential local telecommunications services to a former local exchange customer during, and following, the 3 month no-winback period, if that customer did not switch those other services to the competitor at the same time they migrated their local service.
     Bell Canada expects to file a leave to appeal application with the Federal Court of Appeal on the basis that the winback aspects of these decisions infringe the constitutionally-protected freedom of expression of Bell Canada and its customers under the Canadian Charter of Rights and Freedoms.
BCE INC. 2006 QUARTERLY REPORT

p. 29
OUR ACCOUNTING POLICIES
We have prepared our consolidated financial statements according to Canadian GAAP. See Note 1 to the consolidated financial statements for more information about the accounting principles we used to prepare our financial statements.
     The key estimates and assumptions that management has made under these principles and their impact on the amounts reported in the financial statements and notes remain substantially unchanged from those described in the BCE 2005 MD&A.
     We have not had any significant changes in the accounting standards or our accounting policies other than those described in the BCE 2005 MD&A, except as noted below.
Adoption of new accounting standard
The CICA reissued section 3830 of the CICA Handbook as section 3831, Non-Monetary Transactions, which establishes standards for the measurement and disclosure of non-monetary transactions. It also includes criteria for defining ‘commercial substance’ that replace the criteria for defining ‘culmination of the earnings process’ in the former section. Adopting this section on January 1, 2006 did not have any effect on our consolidated financial statements.
BCE INC. 2006 QUARTERLY REPORT

p. 30       CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31
(in $ millions, except share amounts) (unaudited)	NOTE	2006	2005

Operating revenues		4,734	4,630

Operating expenses		(2,831)	(2,727)
Amortization expense		(766)	(761)
Net benefit plans cost	3	(142)	(103)
Restructuring and other items	4	(88)	4

Total operating expenses		(3,827)	(3,587)

Operating income		907	1,043
Other income (expense)		(7)	8
Interest expense		(251)	(245)

Pre-tax earnings from continuing operations		649	806
Income taxes		(183)	(264)
Non-controlling interest		(53)	(63)

Earnings from continuing operations		413	479
Discontinued operations	5	81	12

Net earnings		494	491
Dividends on preferred shares		(17)	(17)

Net earnings applicable to common shares		477	474

Net earnings per common share – basic
Continuing operations		0.43	0.50
Discontinued operations		0.09	0.01
Net earnings		0.52	0.51
Net earnings per common share – diluted
Continuing operations		0.43	0.50
Discontinued operations		0.09	0.01
Net earnings		0.52	0.51
Dividends per common share		0.33	0.33
Average number of common shares outstanding – basic (millions)		920.5	926.2

CONSOLIDATED STATEMENTS OF DEFICIT

FOR THE THREE MONTHS ENDED MARCH 31
(in $ millions) (unaudited)	NOTE	2006	2005

Balance at beginning of period		(4,763)	(5,432)
Net earnings		494	491
Dividends declared on preferred shares		(17)	(17)
Dividends declared on common shares		(302)	(306)
Excess of purchase price over stated capital of common shares cancelled and related contributed surplus	7	(159)	—

Balance at end of period		(4,747)	(5,264)

BCE INC. 2006 QUARTERLY REPORT

CONSOLIDATED BALANCE SHEETS	p. 31

		MARCH 31	DECEMBER 31
(in $ millions) (unaudited)	note	2006	2005

ASSETS
Current assets
Cash and cash equivalents		878	363
Accounts receivable		1,726	1,766
Other current assets		1,192	1,142
Current assets of discontinued operations	5	—	402

Total current assets		3,796	3,673
Capital assets		22,062	22,062
Other long-term assets		2,776	2,914
Indefinite-life intangible assets		3,031	3,031
Goodwill		7,902	7,887
Non-current assets of discontinued operations	5	318	1,063

Total assets		39,885	40,630

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		3,054	3,435
Interest payable		265	182
Dividends payable		322	343
Debt due within one year		1,210	1,373
Current liabilities of discontinued operations	5	88	281

Total current liabilities		4,939	5,614
Long-term debt	6	12,978	12,119
Other long-term liabilities		4,972	5,028
Non-current liabilities of discontinued operations	5	—	250

Total liabilities		22,889	23,011

Non-controlling interest		2,633	2,898

SHAREHOLDERS’ EQUITY
Preferred shares		1,670	1,670

Common shareholders’ equity
Common shares	7	16,467	16,806
Treasury stock	7	(62)	—
Contributed surplus		1,036	1,081
Deficit		(4,747)	(4,763)
Currency translation adjustment		(1)	(73)

Total common shareholders’ equity		12,693	13,051

Total shareholders’ equity		14,363	14,721

Total liabilities and shareholders’ equity		39,885	40,630

BCE INC. 2006 QUARTERLY REPORT

p. 32     CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31
(in $ millions) (unaudited)	NOTE	2006	2005

Cash flows from operating activities
Earnings from continuing operations		413	479
Adjustments to reconcile earnings from continuing operations to cash flows from operating activities:
Amortization expense		766	761
Net benefit plans cost	3	142	103
Restructuring and other items	4	88	(4)
Net gains on investments		(2)	(2)
Future income taxes		200	107
Non-controlling interest		53	63
Contributions to employee pension plans	3	(37)	(94)
Other employee future benefit plan payments	3	(25)	(23)
Payments of restructuring and other items		(37)	(101)
Operating assets and liabilities		(621)	(373)

Cash flows from operating activities		940	916

Cash flows from investing activities
Capital expenditures		(593)	(724)
Business acquisitions		(27)	(87)
Bell Aliant Regional Communications Income Fund	4	(22)	—
Increase in investments		(14)	(128)
Decrease in investments		51	2
Other investing activities		(8)	(15)

Cash flows used in investing activities		(613)	(952)

Cash flows from financing activities
Decrease in notes payable and bank advances		(58)	(155)
Issue of long-term debt		1,095	785
Repayment of long-term debt		(487)	(54)
Issue of common shares		1	9
Repurchase of common shares cancelled	7	(525)	—
Issue of equity securities by subsidiaries to non-controlling interest		3	—
Redemption of equity securities by subsidiaries from non-controlling interest		—	(17)
Cash dividends paid on common shares		(305)	(278)
Cash dividends paid on preferred shares		(21)	(21)
Cash dividends paid by subsidiaries to non-controlling interest		(61)	(50)
Return of capital by subsidiary to non-controlling interest	6	(279)	—
Other financing activities		(25)	(14)

Cash flows from (used in) financing activities		(662)	205

Cash provided by (used in) continuing operations		(335)	169
Cash provided by (used in) discontinued operations	5	768	(23)

Net increase in cash and cash equivalents		433	146
Cash and cash equivalents at beginning of period		445	380

Cash and cash equivalents at end of period		878	526

Consists of:
Cash and cash equivalents of continuing operations		878	482
Cash and cash equivalents of discontinued operations		—	44

Total		878	526

BCE INC. 2006 QUARTERLY REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	p. 33

The interim consolidated financial statements should be read in conjunction with BCE Inc.’s annual consolidated financial statements for the year ended December 31, 2005, on pages 60 to 101 of BCE Inc.’s 2005 annual report.
These notes are unaudited.
All amounts are in millions of Canadian dollars, except where noted.
We, us, our and BCE mean BCE Inc., its subsidiaries and joint ventures.
Note 1. Significant Accounting Policies
We have prepared the consolidated financial statements according to Canadian generally accepted accounting principles (GAAP) using the same basis of presentation and accounting policies as outlined in Note 1 to the annual consolidated financial statements for the year ended December 31, 2005, except as noted below.
COMPARATIVE FIGURES
We have reclassified some of the figures for the comparative periods in the consolidated financial statements to make them consistent with the presentation for the current period.
     We have restated financial information for the previous period to reflect the sale of most of BCE’s investment in CGI Group Inc. (CGI). CGI is shown as discontinued operations.
ADOPTION OF NEW ACCOUNTING STANDARD
The CICA reissued section 3830 of the CICA Hand-book as section 3831, Non-Monetary Transactions, which establishes standards for the measurement and disclosure of non-monetary transactions. It also includes criteria for defining ‘commercial substance’ that replace the criteria for defining ‘culmination of the earnings process’ in the former section. Adopting this section on January 1, 2006 did not have any effect on our consolidated financial statements.
BCE INC. 2006 QUARTERLY REPORT

p. 34      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 2. Segmented Information
The table below is a summary of financial information by segment.

FOR THE THREE MONTHS ENDED MARCH 31		2006	2005

Operating revenues
Residential	External customers	1,848	1,839
	Inter-segment	21	17

		1,869	1,856

Business	External customers	1,468	1,442
	Inter-segment	41	36

		1,509	1,478

Aliant	External customers	509	488
	Inter-segment	36	36

		545	524

Other Bell Canada	External customers	436	434
	Inter-segment	38	45

		474	479

Inter-segment eliminations – Bell Canada		(127)	(128)

Bell Canada		4,270	4,209

Other BCE	External customers	473	427
	Inter-segment	51	48

		524	475

Inter-segment eliminations – Other		(60)	(54)

Total operating revenues		4,734	4,630

Operating income
Residential		503	526
Business		205	240
Aliant		94	87
Other Bell Canada		48	129

Bell Canada		850	982
Other BCE		57	61

Total operating income		907	1,043
Other income (expense)		(7)	8
Interest expense		(251)	(245)
Income taxes		(183)	(264)
Non-controlling interest		(53)	(63)

Earnings from continuing operations		413	479

BCE INC. 2006 QUARTERLY REPORT

p. 35
Note 3. Employee Benefit Plans
We provide pension and other post-employment benefits for almost all of our employees. These include defined benefit pension (DB) plans, plans that provide other employee future benefits and defined contribution (DC) pension plans.

FOR THE THREE MONTHS ENDED MARCH 31	2006	2005

Pension benefits:
DB plans cost	(91)	(56)
DC plans cost	(9)	(7)
Other future benefits costs	(42)	(40)

Net benefit plans cost	(142)	(103)

The table below shows the components of the DB plans cost.

	PENSION BENEFITS		OTHER BENEFITS
FOR THE THREE MONTHS ENDED MARCH 31	2006	2005	2006	2005

Current service cost	(73)	(53)	(7)	(9)
Interest cost on accrued benefit obligation	(214)	(219)	(27)	(27)
Expected return on plan assets	249	237	3	2
Amortization of past service costs	(3)	(2)	1	—
Amortization of net actuarial losses	(49)	(26)	(6)	—
Amortization of transitional asset (obligation)	2	1	(6)	(6)
(Increase) decrease in valuation allowance	(3)	6	—	—

DB plans cost	(91)	(56)	(42)	(40)

The table below shows the amounts we contributed to the DB and DC pension plans and the payments made to beneficiaries under other employee future benefit plans.

	PENSION BENEFITS		OTHER BENEFITS
FOR THE THREE MONTHS ENDED MARCH 31	2006	2005	2006	2005

Aliant	(23)	(81)	(1)	(1)
Bell Canada	(6)	(7)	(24)	(22)
Bell Globemedia	(6)	(4)	—	—
BCE Inc.	(2)	(2)	—	—

Total	(37)	(94)	(25)	(23)

Comprised of:
Contributions to DB plans	(33)	(91)	(25)	(23)
Contributions to DC plans	(4)	(3)	—	—

BCE INC. 2006 QUARTERLY REPORT

p. 36      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 4. Restructuring and Other Items

FOR THE THREE MONTHS ENDED MARCH 31	2006	2005

Restructuring initiatives	(58)	4
Other charges	(30)	—

Restructuring and other items	(88)	4

The table below provides a summary of the costs recognized in the first three months of 2006 as well as the corresponding liability as at March 31, 2006.

	BELL CANADA &
	BCE	ALIANT	CONSOLIDATED

Balance in accounts payable and accrued liabilities at December 31, 2005	52	13	65
Restructuring initiatives	40	—	40
Less:
Cash payments	(27)	(7)	(34)

Balance in accounts payable and accrued liabilities at March 31, 2006	65	6	71

RESTRUCTURING INITIATIVES
During the first quarter of 2006, we recorded pre-tax restructuring charges of $58 million consisting of:
• charges of $45 million related to new restructuring initiatives for the involuntary departure of approximately 900 employees
• charges of $13 million for relocating employees and closing real estate facilities that are no longer needed because of the reduction in the workforce from our restructuring initiatives.
During the first quarter of 2005, we recorded a pre-tax charge of $21 million primarily for relocating employees and closing real estate facilities, offset by a credit of $25 million relating to the reversal of restructuring provisions that were no longer needed since actual payments were lower than estimated.
OTHER CHARGES
On March 7, 2006, BCE Inc. and Aliant announced their intention to create a new regional telecommunications service provider in the form of an income trust. Bell Aliant Regional Communications Income Fund will combine Bell Canada’s regional wireline operations with Aliant’s wireline operations and includes Bell Canada’s 63.4% interest in NorthernTel and Télébec held indirectly through Bell Nordiq Group Inc., an indirect wholly-owned subsidiary of Bell Canada.
     During the first quarter of 2006, we recorded other charges of $30 million related to transaction costs associated with the creation of Bell Aliant Regional Communications Income Fund. These transaction costs relate mainly to investment banking, professional and consulting fees.
Note 5. Discontinued Operations

FOR THE THREE MONTHS ENDED MARCH 31	2006	2005

CGI	80	12
Emergis	1	—

Net gain from discontinued operations	81	12

The table below is a summarized statement of operations for the discontinued operations.

FOR THE THREE MONTHS ENDED MARCH 31	2006	2005

Revenue	34	229

Income from discontinued operations, before tax	2	22
Gain (loss) from discontinued operations, before tax	80	(1)
Income tax expense on operating gain	(1)	(9)

Net gain from discontinued operations	81	12

On January 12, 2006 CGI bought 100 million of its Class A shares from us and we realized total net proceeds of $849 million. The proceeds were offset by the deconsolidation of CGI’s cash on hand of $81 million. The gain on disposition was $79 million. As a result of the transaction, our ownership in CGI is 8.4% and is accounted for as a cost investment.
BCE INC. 2006 QUARTERLY REPORT

p. 37
The table below is a summary of cash provided by discontinued operations.

FOR THE THREE MONTHS ENDED MARCH 31	2006	2005

Cash flows from (used in) operating activities	(80)	22
Cash flows from (used in) investing activities	848	(1)
Cash flows (used in) financing activities	—	(44)

Cash provided by (used in) discontinued operations	768	(23)

Note 6. Long-Term Debt
In Q1 2006, Bell Globemedia Inc. (Bell Globemedia) repaid $190 million of its debt and issued $1,095 million of new debt. The proceeds from the loan were used mainly to finance a return of capital to its shareholders as part of the announcement made by BCE Inc. on December 2, 2005 to reduce its interest in Bell Globemedia to 20% contingent on regulatory approval. As a result, Bell Globemedia repaid $279 million to The Woodbridge Company Limited and an affiliate.
Note 7. Share Capital
On February 1, 2006, BCE Inc. announced its plan to repurchase 5% of its outstanding common shares through a normal course issuer bid. As at March 31, 2006, BCE Inc. had repurchased approximately half of its targeted 46 million outstanding common shares, or 21.1 million shares, for a total amount of $587 million.
     Of the shares purchased, 18.9 million shares were cancelled for a total cost of $525 million. Of the total cost, $343 million represents the stated capital and is recorded against common shares while $23 million has been recorded against contributed surplus attributable to these common shares. The remaining $159 million, which has been recorded against the deficit, represents the excess of the purchase price over the stated capital of common shares cancelled and related contributed surplus.
     The remaining 2.2 million common shares which had been repurchased for a total of $62 million have been recorded as treasury stock as they were still issued as at March 31, 2006.
BCE INC. 2006 QUARTERLY REPORT

p. 38      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 8. Stock-Based Compensation Plans
RESTRICTED SHARE UNITS (RSUs)
The table below is a summary of the status of RSUs.

NUMBER OF RSUs

Outstanding, January 1, 2006	2,520,781
Granted	—
Dividends credited	29,188
Payments	(2,432,697)
Forfeited	—

Outstanding, March 31, 2006	117,272

For the three months ended March 31, 2006 and March 31, 2005, we recorded compensation expense for RSUs of $10 million and $9 million, respectively. All outstanding RSUs related to the two year program ending on December 31, 2005 have vested during the quarter.
STOCK OPTIONS
The table below is a summary of the status of BCE Inc.’s stock option programs.

		WEIGHTED
		AVERAGE
	NUMBER	EXERCISE
	OF SHARES	PRICE

Outstanding, January 1, 2006	27,342,735	$32
Granted	132,200	$28
Exercised	(38,517)	$19
Expired/forfeited	(705,428)	$31

Outstanding, March 31, 2006	26,730,990	$32

Exercisable, March 31, 2006	18,624,595	$34

ASSUMPTIONS USED IN STOCK OPTION PRICING MODEL
The table below shows the assumptions used to determine the stock option expense using the Black-Scholes option pricing model.

FOR THE THREE MONTHS ENDED MARCH 31	2006	2005

Compensation expense ($ millions)	3	6
Number of stock options granted	132,200	477,524
Weighted average fair value per option granted ($)	2	3
Weighted average assumptions:
Dividend yield	4.3%	4.5%
Expected volatility	17%	24%
Risk-free interest rate	4.0%	3.3%
Expected life (years)	3.5	3.6

BCE INC. 2006 QUARTERLY REPORT

p. 39

Note 9. Commitment Under the CRTC Deferral Mechanism
On February 16, 2006, the Canadian Radio-Television and Telecommunications Commission (CRTC) issued Telecom Decision 2006-9, in which it estimated incumbent telephone companies’ (“ILEC”) deferral account amounts, on an accumulated balance and future annualized commitment basis, at May 31, 2006. Bell Canada’s estimated accumulated balance at May 31, 2006 is expected to be $480.5 million with an estimated future annualized commitment of $81.5 million. Aliant’s estimated balance at May 31, 2006 is expected to be $21.8 million with an estimated annualized commitment of $2.2 million.
     The CRTC noted that the ILEC’s deferral account balances cannot be finalized at this time due to certain outstanding proceedings that may have an impact on these balances. The CRTC directed each ILEC to file, by May 15, 2006, its updated deferral account schedule, reflecting in part, the impact of any subsequent CRTC decisions that impact the ILEC’s deferral account balances.
     In Telecom Decision 2006-9, the CRTC made the following orders to clear the accumulated balances in the deferral accounts:
• The CRTC first directed each ILEC to allocate a minimum of 5% of the accumulated balance in its deferral account to improve access to telecommunication services for persons with disabilities
• As to the remaining 95% of the funds in the deferral account, the CRTC addressed both broadband service investments and subscriber rebates. The CRTC concluded that each ILEC could use funds in its deferral accounts for initiatives to expand broadband services to rural and remote communities. Those ILECs who choose to invest in broadband are required to file a proposal with the CRTC by June 30, 2006, for approval to draw down qualified expenditures from their deferral accounts. If an ILEC chooses not to invest in broadband expansion, or invests in such expansion but has money left over in its deferral account, the remaining funds will be rebated to the ILEC’s residential local subscribers in non-high cost serving areas.
     Telecom Decision 2006-9 also indicates that the future annual deferral account obligations of ILECs are to be eliminated by reducing monthly prices for primary exchange service and optional local services for residential customers in non-high cost serving areas. Bell Canada, Aliant and certain other ILECs have been directed to file their rate proposals, along with their updated deferral account balances, by May 15, 2006. These rate changes are to become effective on June 1, 2006. Telecom Decision 2006-9 also notes that the extension of the Second Price Cap Period to May 31, 2007 will result in an additional annual deferral account obligation.
     The deferral account obligation will change as amounts are added to the account or the CRTC approves initiatives that serve to reduce the deferral account obligation, and any amounts remaining in the deferral accounts will bear interest at the ILEC’s short-term cost of debt each year until disposition.
     On March 17, 2006, Bell Canada filed an application for leave to appeal this decision to the Federal Court of Appeal, to the extent that it requires Bell Canada to give rebates in respect of rates that the CRTC had made final in 2003. Another broader application for leave to appeal was also filed on behalf of consumer groups.
     Due to the nature and number of uncertainties which remain concerning the disposition of accumulated balances in the deferral account, we are unable to estimate the impact of the CRTC’s decision on our financial results at this time.
BCE INC. 2006 QUARTERLY REPORT

BCE Inc.
1000, rue de La Gauchetière Ouest
Bureau 3700
Montréal (Québec)
H3B 4Y7
www.bce.ca
Communications
e-mail: bcecomms@bce.ca
tel: 1 888 932-6666
fax: (514) 870-4385
This document has been filed by BCE Inc. with Canadian securities commissions and the U.S. Securities and Exchange Commission. It can be found on BCE Inc.’s website at www.bce.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov or is available upon request from:
Investor Relations
e-mail: investor.relations@bce.ca
tel: 1 800 339-6353
fax: (514) 786-3970
For further information concerning the Dividend Reinvestment and Stock Purchase Plan (DRP), direct deposit of dividend payments, the elimination of multiple mailings or the receipt of quarterly reports, please contact:
Computershare Trust
Company of Canada
100 University Avenue,
9th Floor,
Toronto, Ontario
M5J 2Y1
tel: (514) 982-7555
or 1 800 561-0934
fax: (416) 263-9394
or 1 888 453-0330
e-mail: bce@computershare.com
PRINTED IN CANADA
   06-05 BCE-1E